Annual Report
2024

Table of Contents

Letter to Unitholders	1
Management’s Discussion and Analysis of Results of Operations and Financial Position	7
Consolidated Combined Balance Sheets	88
Consolidated Combined Statements of Net Income	89
Consolidated Combined Statements of Comprehensive Income	90
Consolidated Combined Statements of Unitholders’ Equity	91
Consolidated Combined Statements of Cash Flows	92
Notes to Consolidated Combined Financial Statements	93
Corporate Information	Inside back cover

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

The listed real estate sector continued to face challenges in 2024, as market optimism for lower inflation and interest rates in the second and third quarter was replaced in the latter part of the year by fears of persistent inflation and rates staying “higher for longer”. Significant volatility at the long end of the curve persisted as a result, and the 10-yr GoC and UST increased by 13bps and 63bps, respectively, over 2023. The potentially negative impact of proposed U.S. tariffs on economic growth and inflation further dampened investor sentiment heading into 2025.

Likely associated with the uncertainty in rates and a slowdown in economic growth, demand for logistics space continued to moderate generally across the industrial sector, as occupiers remained selective in their expansion plans. Similarly, investment volumes, while higher than in 2023, remained well below the extraordinary levels of 2021 and 2022.

With these conditions in mind, Granite established the following priorities for 2024:

•Driving Net Asset Value (“NAV”), Funds from Operations(1) (“FFO”) and Adjusted Funds from Operations(1) (“AFFO”) per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Executing on active development and expansion projects in Europe and the Greater Toronto Area (“GTA”);
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Achieving our ESG targets for 2024 and beyond.

Overall, Granite successfully executed on the priorities summarized above. Our financial performance was evident once again, as Granite delivered strong year-over-year FFO per unit growth following two consecutive years of double-digit growth. This steady growth in FFO and AFFO per unit enabled Granite to increase its annual distribution for the fourteenth consecutive year since inception, commencing in 2025. NAV per unit increased from 2023 largely due to an unprecedented increase in the strength of the U.S. dollar and the Euro relative to the Canadian dollar, accretion from the allocation of capital to our normal course issuer bid (“NCIB”) program, strong net operating income (“NOI”) growth and the successful stabilization of the majority of our development and expansion projects from this year.

Given the conditions in the investment market, and the continued disconnect between private and public valuations, Granite once again remained on the sidelines in terms of external growth, choosing instead to allocate our free cash flow to our NCIB program, debt reduction, and the completion of our active development and expansion projects. Our ESG performance exceeded expectations for 2024. Further detail on our accomplishments is provided in the Highlights for 2024 section below, but it is worth noting here that Granite once again received the top overall score among our peers in North America from the Global Real Estate Sustainability Benchmark (“GRESB”), the leading ESG benchmark for the real estate sector globally.
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With respect to our financial performance, FFO and AFFO per unit increased 9.5% and 8.0% over 2023, respectively, due primarily to solid increases in same property net operating income - cash basis (“SPNOI - cash basis”)(1) and development and expansion stabilizations. Granite recorded $53 million in net fair value gains in 2024, primarily due to the stabilization of some of our development and expansion projects and positive leasing spreads on renewals, partially offset by the expansion of discount and terminal capitalization rates in select markets. Further increasing investment property values were unrealized foreign exchange gains of $465 million resulting in a net increase to investment properties of $589 million to $9.4 billion as at December 31, 2024.

Despite a slight increase in vacancy, due primarily to a bankruptcy of a tenant at one of Granite’s properties, but largely offset by progress made on the lease-up of Granite’s 2023 speculative developments, 2024 was another strong year operationally for Granite, as demonstrated by year over year growth in achieved rental rates and SPNOI - cash basis. In 2024, Granite completed 10.0 million square feet of renewals and new leases with a 92% renewal rate, an average increase in rental rates of 15% and finished the year with a committed occupancy rate of 95.0%.

During 2024, Granite invested approximately $27 million into its active development and expansion pipeline, including the completion of 3 projects comprising 0.5 million of additional square feet. Together with development projects completed in 2023, these recently developed properties totaling 3.9 million square feet, and which were 65% occupied as of December 31, 2024, will generate roughly $11.9 million in incremental annualized revenue when fully leased.

2024 was a busy year for Granite from a financing perspective, as we opportunistically exploited market conditions to drive NAV per unit growth. Granite repurchased $45.8 million of equity under its NCIB program, representing 0.7 million units at an average unit cost of $68.64. In October, Granite issued its largest dual tranche bond to date totaling $800 million, the net proceeds of which were used to prepay in full, without penalty, its US$400 million unsecured term loan which had a maturity date of September 2025 and to repay in full its US$185 million unsecured term loan at its maturity in December 2024. As a result of these transactions, Granite’s weighted average term-to-maturity increased to 4.3 years while its weighted average cost of debt increased by only 15 bps to 2.74%. Granite’s balance sheet at the end of 2024 remains strong, with over $1.1 billion of liquidity and net leverage(1) of 32%.

ESG continued to be a focus in 2024 and strong progress was made in a number of key areas of our program. Most notably, Granite once again improved its performance in the GRESB Assessment for 2024, where Granite ranked 1st out of 10 in the United States | Industrial GRESB peer group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also maintained its 1st place standing out of 7 (1st place for two years running) in the North American | Industrial | Listed | Tenant Controlled GRESB peer group with a score of 77 (-2 from 2023 as a result of significant changes to the GRESB scoring methodology) and maintained a 3-star rating. As at December 31, 2024, Granite has allocated $1.2 billion of the net proceeds of its issued green bonds towards eligible green projects, related primarily to the new construction of certified green buildings. This year, Granite exceeded its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 2025, so it has once again increased its target to 50 MW of electricity by 2025. During 2024, Granite has more than doubled its peak generation capacity bringing its total capacity of its onsite solar PV systems to 49.4 MW now operational on Granite properties. Lastly, in 2024, Granite obtained 14 new green building certifications (3 of which were Two Green Globes for new construction, 1 of which was BREEAM Excellent for new construction, and 10 of which were Institute of Real Estate
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Management (IREM) Certified Sustainable Properties (CSP) certifications). As at December 31, 2024 Granite has obtained green-building certifications at 54% of its portfolio by floor area, exceeding its objective of 30% by 2030.

Finally, on October 1st, 2024 Granite simplified its capital structure by uncoupling its stapled unit structure and replacing it with a conventional REIT trust unit structure.

I would like to recognize our employees for their commitment and performance in 2024.

Before moving on to our outlook and a summary of our priorities for 2025, please see below for a summary of major results and activities from 2024.

HIGHLIGHTS FOR 2024

Unitholder Return and Increased Distribution

•-4.3% total return for 2024 (vs -1.9% for the S&P TSX Capped REIT Index and 21.7% for the S&P/TSX Composite Index); and
•3.03% year-over-year increase in the annual amount distributed to unitholders to $3.40 per unit commencing December 2024, marking a fourteenth consecutive annual distribution increase. Granite’s AFFO payout ratio(1) remained conservative at 68% for 2024.

Strategic Allocation of Capital

•$45.8 million of equity repurchased under Granite’s NCIB representing 0.7 million units at an average unit cost of $68.64;
•$250 million of new unsecured debentures, issued in October 2024 for a 5-year term bearing a fixed interest rate of 3.494% including the cross-currency interest rate swap;
•$550 million of new unsecured debentures, issued in October 2024 for a 7-year term bearing a fixed interest rate of 4.348%;
•US$400 million unsecured term loan due September 2025, with a fixed interest rate of 5.016% including the impact of an interest rate swap, was prepaid in October 2024 with no prepayment penalty;
•US$185 million unsecured term loan due December 2024, with a fixed interest rate of 0.267% including the impact of a cross currency interest rate swap, was repaid at maturity;
•€10 million of a €70 million unsecured term loan due September 2026, with a fixed rate of 4.3325% including the impact of an interest rate swap, was prepaid in December 2024 with no prepayment penalty;
•$1.1 billion of available liquidity(1), comprised of $1.0 billion undrawn credit facility and $126.2 million in cash, at the end of the year;
•Net leverage ratio(1) of 32% and net debt-to-EBITDA of 6.8x; and
•Credit rating of BBB (high) stable by Morningstar DBRS, recognizing Granite’s sector-leading credit metrics.

Portfolio Enhancement and Tenant Diversification

•3 completed development and expansion projects contributing 0.5 million of additional square feet of gross leasable area. Together with development projects completed in 2023, these properties are collectively 65% leased as of December 31, 2024, and expected to generate an incremental $11.9 million of annualized NOI once fully leased;
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•2 site plan approval commitments having total projected costs of $13 million and remaining commitments of $7 million; and
•Magna concentration stable at 19% as a percentage of gross leasable area, and 26% as a percentage of annualized revenue.

Financial and Operational Performance

•FFO and AFFO per unit of $5.44 and $4.86, respectively, representing a year-over-year increase of 9.5% and 8.0%, respectively;
•SPNOI - cash basis four quarter average year-over-year growth, on a constant currency basis(1), of 5.9%;
•$53 million in net fair value gains realized primarily due to the stabilization of our development and expansion projects, and positive leasing spreads on renewals, partially offset by the expansion of discount and terminal capitalization rates in select markets. The positive impact on NAV as a result of the fair value gains was further enhanced by unrealized foreign currency translation gains of $465 million as a result of the relative weakening of the Canadian dollar against both the U.S. dollar and the Euro from December 31, 2023 to December 31, 2024;
•10.0 million square feet of space renewed or re-leased with a 92% renewal rate and at an average increase in base rent of 15%; and
•Committed occupancy rate as at December 31, 2024 of 95.0%.

Environmental, Social, Governance and Resilience (ESG+R) Performance

•Ranked 1st out of 10 in the United States of America | Industrial GRESB peer group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved a score of A in the 2024 GRESB Public Disclosure Report;
•Granite’s GRESB score decreased by 2 points compared to 2023 due to significant changes to the GRESB scoring methodology, but Granite was able to main its position of 1st place out of 7 in the North American Industrial | Listed | Tenant Controlled peer group in 2024, along with maintaining a 3-star rating;
•Published Granite’s 4th annual comprehensive Corporate ESG+R Report; and
•$1.2 billion of green bond net proceeds allocated to date towards Eligible Green Projects, as defined by Granite’s Green Bond Framework, representing 100%, 100%, and 48.1% of the net proceeds of the 2027 Green Bond, the 2028 Green Bond and the 2029 Green Bond, respectively.

OUTLOOK

Despite challenging market and economic conditions, Granite finished 2024 on a strong note, with SPNOI - cash basis growth of 6.3% in the fourth quarter as compared with the fourth quarter of 2023, with further growth expected in 2025. Market rents continue to moderate broadly, but leasing spreads overall remain strongly positive on our new and renewal leasing activity. To date, Granite has executed renewals for 66% of the 5.3 million square feet of 2025 lease maturities at an average increase in rental rate of approximately 43%. The stabilization of Granite’s recent development deliveries in 2023 and 2024 is also expected to support further FFO, AFFO and NAV growth in 2025 and 2026.

In 2025, Granite has continued to prudently allocate capital to its NCIB, repurchasing another $31.6 million of equity, representing 0.5 million units at an average cost of $68.75, delivering accretive FFO, AFFO and NAV per unit growth. Granite also opportunistically issued its inaugural floating rate note totaling $300 million, the net proceeds of which were used to prepay its $300 million unsecured term loan which had a maturity date of December 11, 2026,
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saving Granite approximately $0.03 per unit per annum in interest expense for the next two years and reducing its weighted average cost of debt back down to 2.66%. With Granite’s next debt maturity now in September 2026, it expects interest expense to remain stable for the two year period, significantly de-risking its refinancing activities. Granite will continue to allocate its free cash flow to its active development projects throughout 2025, including to fund US$50 million toward an approximately 391,000 square foot build-to-suit project at the third phase of its Houston, Texas development site. Granite has signed a 12-year lease with a leading global consumer food product company that will commence upon the completion of the property expected to occur in the fourth quarter of 2026, and is expected to generate a stabilized development yield of approximately 7.5%.

Thus far in 2025, risks associated with stagnating economic growth, the potential for persistent inflation in the USA, the uncertainty around the timing and extent of tariffs being imposed by the USA on its trading partners, and geopolitical instability remain elevated. However, as a result of prudent capital allocation, our liquidity and balance sheet capacity remain high, and we are well positioned to continue to fund our active development projects in 2025 and deploy capital selectively on strategic growth opportunities in our target markets. Furthermore, we expect NOI and FFO growth to continue to be strong over the next few years, resulting from a combination of increases in SPNOI – cash basis and the stabilization of our expansion and development projects. Market conditions may continue to be challenging for REITs in the near term, but the combination of a quality portfolio, conservative balance sheet, experienced management team and track record of earnings growth should position Granite well for strong performance in 2025.

For the remainder of 2025, Granite will focus on the following priorities:

•Driving FFO and NAV per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Assessing development, re-development and expansion opportunities in the U.S., Europe and the GTA;
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets and compliance requirements.

Successfully executing on these priorities, we believe, will continue to strengthen Granite’s position as one of the sector’s leaders and ultimately maximize long-term value for our unitholders.

All of us at Granite thank you for your continued trust and support.

Sincerely,

Kevan Gorrie,
President and Chief Executive Officer

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(1) FFO, AFFO and related per unit amounts, available liquidity, SPNOI — cash basis (same property net operating income — cash basis), constant currency SPNOI — cash basis (constant currency same property net operating income — cash basis) (each of which are non-GAAP performance measures); and AFFO payout ratio and net leverage ratio (each of which are non-GAAP ratios) are not defined by IFRS® Accounting Standards as issued by the International Accounting Standards Board (‘‘IFRS Accounting Standards’’ or “GAAP”) and do not have standard meanings. Please refer to the “Basis of Presentation”, “Non-GAAP Performance Measures” and “Non-GAAP Ratios” sections in the attached MD&A for definitions and reconciliations to GAAP measures.
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MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	7	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	67
Financial and Operating Highlights	8	Related Party Transactions	67
Significant Matters	10	Non-GAAP Performance Measures and Ratios	67
Business Overview and Strategic Outlook	14	Significant Accounting Estimates	72
Outlook	15	New Accounting Pronouncements and Developments	74
Environmental, Social, Governance, and Resilience (ESG+R)	15	Internal Controls over Financial Reporting	75
Results of Operations	22	Risks and Uncertainties	77
Investment Properties	42	Quarterly Financial Data	78
Liquidity and Capital Resources	54	Forward-Looking Statements	81

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) summarizes the significant factors affecting the consolidated combined operating results, financial condition, liquidity and cash flows of Granite REIT and its subsidiaries (collectively “Granite” or the “Trust”) for the year ended December 31, 2024. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited consolidated combined financial statements for the year ended December 31, 2024 prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards” or “GAAP”). The MD&A was prepared as at February 26, 2025 and its contents were approved by the Board of Trustees of Granite REIT on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2024 and dated February 26, 2025, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

For the periods prior to October 1, 2024, references to "units" should be read as "stapled units" and "unitholders" should be read as "stapled unitholders".

In addition to using financial measures determined in accordance with IFRS Accounting Standards, Granite also uses certain non-GAAP performance measures and non-GAAP ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the GAAP amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-GAAP performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI - cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-GAAP PERFORMANCE MEASURES” for definitions and reconciliations of non-GAAP performance measures to GAAP financial measures.
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The non-GAAP ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Refer to “NON-GAAP RATIOS” for definitions and reconciliations of non-GAAP ratios to GAAP financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS Accounting Standards and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS Accounting Standards. Additionally, because these terms do not have standardized meanings prescribed by IFRS Accounting Standards, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,		Year Ended December 31,
(in millions, except as noted)	2024	2023	2024	2023	2022
Operating highlights
Revenue	$148.0	$129.8	$569.1	$521.2	$455.6
Net operating income (“NOI”)	121.2	110.0	472.0	435.2	380.4
NOI - cash basis(1)	118.6	108.0	459.8	422.9	373.9
Net income attributable to unitholders	83.7	31.4	360.6	136.7	155.8
FFO(1)	92.7	81.2	343.9	317.6	289.3
AFFO(1)	78.8	73.2	307.1	287.4	264.2
Cash provided by operating activities	71.2	76.0	338.6	313.1	277.5
Monthly distributions paid	51.8	50.9	207.9	203.9	202.3
FFO payout ratio(1)(2)	56%	63%	61%	64%	70%
AFFO payout ratio(1)(2)	66%	70%	68%	71%	77%

Per unit amounts
Diluted FFO(1)	$1.47	$1.27	$5.44	$4.97	$4.43
Diluted AFFO(1)	$1.25	$1.15	$4.86	$4.50	$4.05
Monthly distributions paid	$0.83	$0.80	$3.30	$3.20	$3.10
Diluted weighted average number of units	63.0	63.8	63.2	63.9	65.3

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As at December 31,	2024	2023	2022
Financial highlights
Investment properties - fair value	$9,397.3	$8,808.1	$8,839.6
Assets held for sale(10)	—	—	41.2
Cash and cash equivalents	126.2	116.1	135.1
Total debt(3)	3,087.8	2,998.4	2,930.3
Trading price per unit (TSX: GRT.UN)	$69.24	$76.28	$69.03

Debt metrics, ratings and outlook
Net leverage ratio(1)	32%	33%	32%
Interest coverage ratio(1)	5.3x	5.5x	7.1x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.1x	7.6x	8.3x
Weighted average cost of debt(4)	2.74%	2.59%	2.28%
Weighted average debt term-to-maturity, in years(4)	4.3	3.9	4.1
Morningstar DBRS rating and outlook	BBB (high) stable	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook(9)	Baa2 Stable	Baa2 Stable	Baa2 Stable

Property metrics
Number of investment properties	143	143	140
Income-producing properties	138	137	128
Development properties(7)	5	6	12
Gross leasable area (“GLA”), square feet	63.3	62.9	59.4
Occupancy, by GLA	94.9%	95.0%	99.6%
Committed occupancy, by GLA(8)	95.0%	NA	NA
Magna as a percentage of annualized revenue(5)	26%	26%	26%
Magna as a percentage of GLA	19%	19%	20%
Weighted average lease term in years, by GLA	5.7	6.2	5.9
Overall capitalization rate(6)	5.3%	5.2%	4.9%
(1)     For definitions of Granite’s non-GAAP performance measures and ratios, refer to the sections “NON-GAAP PERFORMANCE MEASURES” and “NON-GAAP RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions declared to unitholders, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7) Development properties include properties under development and land held for development.
(8) Committed occupancy as at February 26, 2025.
(9) Refer to the section “SIGNIFICANT MATTERS - Subsequent Events”.
(10) Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at December 31, 2022 were excluded from investment properties and related metrics at December 31, 2022.

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SIGNIFICANT MATTERS

Construction and Development Commitments

Granite had the following construction and development commitments as at December 31, 2024:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at December 31, 2024:
Development and construction:
Site plan approval for a development in Brantford, ON	0.7	4.6	1.3	5.9	—%
Site plan approval and site infrastructure for a development in Houston, TX	1.3	1.1	5.5	6.6	—%
Other construction commitments	—	2.7	5.3	8.0	—%
	2.0	$8.4	$12.1	$20.5	—%
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

During the fourth quarter of 2024:

•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet; and

•Granite continued the site plan approval process and site infrastructure work for the third phase of its site in Houston, Texas for up to 1.3 million square feet.

Subsequent to the fourth quarter of 2024:

•Granite signed a 12-year lease agreement with a leading global consumer food product company for approximately 391,000 square feet to be constructed as the third phase of the development site in Houston, Texas for approximately US$50.0 million. The lease will commence upon completion of the property, which is expected to occur in the fourth quarter of 2026 and is expected to generate a stabilized development yield of approximately 7.5%.

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Stapled Unit Structure

On October 1, 2024, Granite completed the uncoupling of its stapled unit structure by replacing it with a conventional REIT trust unit structure (the “Arrangement”). As a result of and immediately following the Arrangement, each Granite unitholder held a number of Granite REIT units equal to the number of stapled units held prior to completion of the Arrangement, and Granite REIT Inc. (“Granite GP”) became a wholly-owned subsidiary of Granite REIT. On October 3, 2024, the stapled units were delisted from the TSX and the NYSE, and the Granite REIT units commenced trading on the TSX and the NYSE under the same ticker symbols “GRT.UN” and “GRP.U”, respectively. In connection with the completion of the Arrangement, Granite GP ceased to be a reporting issuer on November 4, 2024. Further information on the Arrangement, including Canadian and US tax implications can be found at www.granitereit.com/unwind-of-stapled-unit-structure.

Issuance of Unsecured Debentures

On October 4, 2024, Granite REIT Holdings Limited Partnership (“Granite LP”) completed an offering of $800 million aggregate principal amount of senior unsecured debentures in two series (the “Offering”), which includes (i) $250 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the "October 2029 Debentures") and (ii) $550 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031 (the "2031 Debentures"). The October 2029 Debentures and the 2031 Debentures are guaranteed by Granite REIT and Granite GP. The net proceeds from the Offering were used to refinance existing debt, including the early repayment of Granite LP’s US$400 million 2025 Term Loan (see below) and full repayment of Granite LP’s US$185 million senior unsecured non-revolving term facility on its maturity of December 19, 2024, and for general corporate purposes.

On October 4, 2024, Granite LP also entered into a cross currency interest rate swap to exchange the Canadian dollar denominated principal and interest payments related to the October 2029 Debentures for Euro denominated principal and interest payments, resulting in an effective fixed interest rate of 3.494% for the five year term of the October 2029 Debentures.
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2025 Term Loan Repayment

On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan, which had a maturity date of September 15, 2025, using the net proceeds from the Offering. The 2025 Term Loan was fully prepayable without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset was settled on October 4, 2024.

Increase in Distributions

On November 6, 2024, Granite increased its targeted annualized distribution by 3.03% to $3.40 ($0.2833 per month) per unit from $3.30 ($0.2750 per month) per unit to be effective upon the declaration of the distribution in respect of the month of December 2024 and payable in mid-January 2025.

Equity Base Shelf Prospectus

On November 27, 2024, following the completion of the Arrangement, Granite REIT filed and obtained a receipt for a new base shelf prospectus for equity securities (the “Equity Shelf Prospectus”) relying on the well-known seasoned issuer exemption. Granite REIT has filed the Equity Shelf Prospectus to maintain financial flexibility and to have the ability to offer securities on an accelerated basis pursuant to the filing of prospectus supplements. There is no certainty that any securities will be offered or sold under the Equity Shelf Prospectus. The Equity Shelf Prospectus is valid for a 25-month period, during which time Granite REIT may offer and issue, from time to time, units, convertible debentures, subscription receipts, warrants, securities comprised of more than one of units, convertible debentures, subscription receipts and/or warrants offered together as a unit, or any combination thereof. Each offering under the Equity Shelf Prospectus will require the filing of a prospectus supplement that will include the specific terms of the securities being offered at that time.

Normal Course Issuer Bid (“NCIB”)

During the fourth quarter, Granite repurchased 23,000 units under the NCIB at an average unit cost of $69.08 for total consideration of $1.6 million, excluding commissions and taxes on net repurchases of units.

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Subsequent Events

Withdrawal of Moody’s Ratings

On January 16, 2025, Moody's withdrew all credit ratings of Granite at Granite's request. The outlook prior to the withdrawal was stable.

Issuance of Unsecured Debentures

On February 4, 2025, Granite LP completed an offering of $300.0 million aggregate principal amount of Series 10 senior unsecured debentures bearing interest at Daily Compounded CORRA plus 0.77% per annum, payable quarterly in arrears, and maturing on December 11, 2026 (the "2026 Debentures"). The 2026 Debentures are guaranteed by Granite REIT and Granite GP.

Through an existing cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and floating rate interest payments related to the 2026 Debentures for Euro denominated principal and fixed interest payments, resulting in an effective fixed interest rate of 0.27% per annum for the term of the 2026 Debentures.

December 2026 Term Loan Repayment

On February 4, 2025, Granite LP repaid in full, without penalty, the outstanding $300.0 million aggregate principal amount of the December 2026 Term Loan, which had a maturity date of December 11, 2026, using the net proceeds from the offering of the 2026 Debentures.

Normal Course Issuer Bid

Subsequent to December 31, 2024, Granite repurchased 459,100 units under the NCIB at an average unit cost of $68.75 for total consideration of $31.6 million, excluding commissions and taxes on net repurchases of units.

Granite REIT 2024 13

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at February 26, 2025, Granite owns 143 investment properties in five countries having approximately 63.3 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties and development properties (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at February 26, 2025 are summarized below:

Investment Properties Summary
Five countries/143 properties/63.3 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build upon its institutional and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).
14 Granite REIT 2024

Granite has positioned itself financially to execute on its strategic plan, including to capitalize on any strategic opportunities as they arise and existing and future development activity within its targeted geographic footprint.

As Granite looks to the remainder of 2025, its priorities are set out below:
•Driving FFO and NAV per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Assessing development, re-development and expansion opportunities in the U.S., Europe, and the GTA;
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets and compliance requirements.

2025 OUTLOOK

For 2025, Granite forecasts FFO per unit within a range of $5.70 to $5.85, representing an approximate 5% to 8% increase over 2024, and Granite forecasts AFFO per unit to be within a range of $4.80 to $4.95, representing an increase of approximately flat to 2% over 2024. The FFO per unit forecast includes assumptions of some new leasing of vacant space primarily in the second half of 2025. In terms of AFFO-related capital expenditures, Granite is assuming expenditures of approximately $40.0 million which is higher than actual AFFO-related capital expenditures of $25.1 million in 2024. The increase in AFFO-related capital expenditures is related mostly to additional roofing and parking lot work planned for 2025 as well as additional forecasted spend on tenant allowances in support of leasing activity. The high and low ranges are driven by foreign currency exchange rate assumptions where for the high end of the range Granite is assuming foreign exchange rates of the Canadian dollar to Euro of 1.50 and the Canadian dollar to US dollar of 1.45. On the low end of the range, Granite is assuming exchange rates of the Canadian dollar to Euro of 1.45 and the Canadian dollar to US dollar of 1.40. Granite forecasts constant currency same property NOI – cash basis to be within a range of 4.5% to 6.0%, based on a four-quarter average over 2025. Granite’s 2025 forecasts assume no acquisitions and dispositions, and assume no favourable reversals of tax provisions relating to prior years which cannot be determined at this time.

Non-GAAP performance measures are included in Granite’s 2025 forecasts above (see “NON-GAAP PERFORMANCE MEASURES”). See also “FORWARD-LOOKING STATEMENTS”.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Granite REIT 2024 15

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both Granite’s properties and corporate offices	Engage with investors, employees, tenants, property managers, and community	Disclose ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.

2024 GRESB

*2024 GRESB scoring methodology realized significant changes versus prior year.

GRESB assesses and scores the Environmental, Social, and Governance (“ESG”) performance of real estate portfolios around the world and in 2024, increased to over 2,200 participants. In 2024, Granite’s score decreased by 2 points compared to the prior year as a result of significant changes to the GRESB scoring methodology, but still maintained a 1st place ranking in its peer group and a 3-star rating.

2024 GRESB Public Disclosure Report

1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
16 Granite REIT 2024

In GRESB’s 2024 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked 1st in the United States of America Industrial sector comprised of 10 reporting entities.
Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Granite’s target is to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at its properties5;
•Granite’s target is to increase the energy, emissions, water and waste data coverage across its portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite has exceeded its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 20256. Solar PV systems with peak generation capacity of 49.35 MW are currently operational on Granite properties. Granite upgraded its target in 2024 to reach 50 MW of peak solar capacity by the end of 2025;
•Four beehives are installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;
•Granite commits that all development projects controlled by Granite will be built to standards consistent with the scope of its Green Bond Framework and aims to certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB). To date, Granite has issued three green bonds totaling $1.4 billion in net proceeds. As at December 31, 2024, Granite has allocated $1.2 billion (85.2%) of green bond net proceeds to Eligible Green Projects under its Green Bond Framework;
•Granite sent all tenants an annual ESG+R metrics survey for the fiscal year 2023 in the first quarter of 2024. The survey is used to identify what sustainability initiatives have been implemented at each property over the past year, including those initiated by tenants. A few highlights include LED lighting installed at 9 properties, EV charging stations added to 6 properties and automatic water meter reading systems installed at 21 properties, promoting energy and water savings across Granite’s portfolio; and
•Granite has exceeded the target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 54% by floor area, or 42% by income-producing property count has been certified. Below is a list of Granite’s properties that have achieved a green certification.

5     Granite’s emissions reduction targets are aligned with the Paris Climate Accords’ goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects were installed at a total of 16 Granite assets as at December 31, 2024.
Granite REIT 2024 17

Property	Size (Sq ft) in millions	Location	Certification Type	Level
Canada
Expansion to 555 Beck Crescent	0.1	Ajax, ON	Green Globes New Construction	2 Green Globes
2020 Logistics Dr.	0.8	Mississauga, ON	IREM Certified Sustainable Property	Certified
Expansion to 2095 Logistics Dr.	0.1	Mississauga, ON	Green Globes New Construction	2 Green Globes
600 Tesma Way	0.1	Concord, ON	IREM Certified Sustainable Property	Certified
8995 Airport Rd.	0.1	Brampton, ON	IREM Certified Sustainable Property	Certified
4 Bowery Rd.	0.4	Brantford, ON	Green Globes New Construction	2 Green Globes
Europe
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New Construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New Construction	Very Good
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New Construction	Excellent
Swaardvenstraat 75	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
United States
8500 Tatum Rd.	1.0	Palmetto, GA	IREM Certified Sustainable Property	Certified
100 Clyde Alexander Lane	0.7	Pooler, GA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, GA	LEED Core and Shell Development	Certified
1243 Gregory Dr.	0.5	Antioch, IL	LEED Core and Shell Development	Silver
3900 Rock Creek Blvd.	0.3	Joliet, IL	IREM Certified Sustainable Property	Certified
905 Belle Lane	0.2	Bolingbrook, IL	Green Globes New Construction	2 Green Globes
501 Airtech Pkwy.	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
1201 Allpoints Court	0.5	Plainfield, IN	Green Globes New Construction	2 Green Globes
445 Airtech Pkwy.	0.6	Plainfield, IN	IREM Certified Sustainable Property	Certified
10566 Gateway Point	0.9	Clayton, IN	IREM Certified Sustainable Property	Certified
831 North Graham Rd.	0.5	Greenwood, IN	IREM Certified Sustainable Property	Certified
1451 Allpoints Court	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
3870 Ronald Reagan Pkwy.	0.6	Plainfield, IN	IREM Certified Sustainable Property	Certified
10144 Veterans Dr.	0.7	Avon, IN	Green Globes New Construction	2 Green Globes
10207 Veterans Dr.	0.3	Avon, IN	Green Globes New Construction	2 Green Globes
18 Granite REIT 2024

Property	Size (Sq ft) in millions	Location	Certification Type	Level
5400 E. 500 S.	1.0	Whitestown, IN	IREM Certified Sustainable Property	Certified
60 Logistics Blvd.	0.7	Walton, KY	IREM Certified Sustainable Property	Certified
8735 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development	Certified
330 East Stateline Rd.	0.9	Southaven, MS	IREM Certified Sustainable Property	Certified
8650 Commerce Dr.	0.7	Southaven, MS	IREM Certified Sustainable Property	Certified
2100 Center Square Rd.	0.4	Logan Township, NJ	LEED Core and Shell Development; IREM Certified Sustainable Property	Silver; Certified
15 Commerce Pkwy.	1.3	West Jefferson, OH	LEED New Construction and Major Renovation; BREEAM USA in Use	Certified; Good
100 Enterprise Pkwy.	1.2	West Jefferson, OH	BREEAM USA In Use	Good
10 Enterprise Pkwy.	0.8	West Jefferson, OH	IREM Certified Sustainable Property	Certified
115 Enterprise Pkwy.	0.7	West Jefferson, OH	IREM Certified Sustainable Property	Certified
535 Gateway Blvd.	0.7	Monroe, OH	IREM Certified Sustainable Property	Certified
1901 Beggrow St.	0.8	Columbus, OH	IREM Certified Sustainable Property	Certified
5415 Centerpoint Pkwy.	0.5	Columbus, OH	IREM Certified Sustainable Property	Certified
8741 Jacquemin Dr.	0.6	West Chester, OH	IREM Certified Sustainable Property	Certified
18201 NE Portal Way	0.3	Portland, OR	IREM Certified Sustainable Property	Certified
12 Tradeport Rd.	1.4	Hanover Township, PA	BREEAM USA in Use	Good
41 Martha Dr.	0.8	Bethel, PA	IREM Certified Sustainable Property	Certified
250 Tradeport Rd.	0.6	Nanticoke, PA	IREM Certified Sustainable Property	Certified
4460 East Holmes Rd.	0.4	Memphis, TN	IREM Certified Sustainable Property	Certified
4995 Citation Dr.	0.4	Memphis, TN	IREM Certified Sustainable Property	Certified
100 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
120 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
150 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
2120 Logistics Way	0.8	Murfreesboro, TN	Green Globes New Construction	2 Green Globes
201 Sunridge Blvd.	0.8	Wilmer, TX	IREM Certified Sustainable Property	Certified
1301 Chalk Hill Rd.	2.3	Dallas, TX	BREEAM USA In Use	Good
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, TX	LEED New Construction and Major Renovation	Silver
Granite REIT 2024 19

Property	Size (Sq ft) in millions	Location	Certification Type	Level
5000 Village Creek Rd.	0.6	Fort Worth, TX	Green Globes New Construction	2 Green Globes
13220 Crosby Freeway	0.3	Houston, TX	Green Globes New Construction	2 Green Globes
13230 Crosby Freeway	0.4	Houston, TX	Green Globes New Construction	2 Green Globes
13250 Crosby Freeway	0.7	Houston, TX	Green Globes New Construction	2 Green Globes
Total	34.2
% of GLA	54%

Social — Actions & Performance
•Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•Granite contributes at least 500 local currency (USD/CAD/EUR) per income-producing property in its portfolio toward charitable donations;
•As part of Granite’s due diligence process, it assesses 100% of potential acquisitions for ESG+R and identifies areas for improvement;
•Granite operates under a hybrid working model, providing enhanced work from home flexibility during the work week;
•In September and October 2024, Granite held regional staff retreats in Amsterdam, Toronto and Dallas where internal staff and third-party consultants presented updates on recent market trends, company performance, and current projects to all employees. In addition, staff volunteered through local charitable organizations and had the opportunity to participate in various team-bonding events; and
•Granite’s global staff logged 1,385 hours for training and education in 2024, supporting the personal and professional development of Granite’s employees.

Governance — Actions & Performance
•Granite’s 2023 ESG+R Report was issued on August 7, 2024 and follows the GRI framework with TCFD and SASB disclosures;
•Granite’s ESG+R Committee provides leadership over Granite’s ESG+R Program;
•Granite provides transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, and GRI;
•Granite monitors asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted to GRESB in June 2024 and received a 1st place ranking in its peer group;
•With a score of 90 out of 100, Granite ranked 36th and the second top real estate entity in the 2024 Globe & Mail Board Games governance ranking, out of a total 215 companies comprising the S&P/TSX Composite Index;
•In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which includes introducing rights and remedies in favour of unitholders consistent with those
20 Granite REIT 2024

available to shareholders of a corporation pursuant to the Business Corporations Act (British Columbia); and (ii) enhance unitholders’ rights respecting the process for and procedures at unitholder meetings, including the submission of proposals by unitholders;
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate; and
•The Compensation, Governance and Nominating Committee provides oversight over Granite’s ESG+R program. In addition, the Audit Committee is engaged in ESG+R matters as they pertain to overall risk management and oversight. Management provides regular updates on ESG+R matters and progress against objectives or targets to the wider Board of Trustees.

Resilience — Actions & Performance
•Granite’s resilience program is aligned with the TCFD framework;
•Granite assesses physical and transition climate-change risks over the short, medium, and long term during the new acquisition due diligence process and evaluates measures to increase resiliency in Granite’s underwriting process;
•Granite regularly evaluates its properties for physical and transition climate-change risks based on thresholds for higher risk perils as a percent of total portfolio value, and establishes strategies to mitigate risks; and
•Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generates 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

Granite REIT 2024 21

RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the audited consolidated combined statements of net income for the three months and years ended December 31, 2024 and 2023, respectively:

Net Income

	Three Months Ended December 31,			Years Ended December 31,
(in millions, except as noted)	2024	2023	$ change	2024	2023	$ change
Rental revenue	$148.0	$129.8	18.2	$568.6	$521.2	47.4
Lease termination and close-out fees	—	—	—	0.5	—	0.5
Revenue	148.0	129.8	18.2	569.1	521.2	47.9
Property operating costs	26.8	19.8	7.0	97.1	86.0	11.1
Net operating income	121.2	110.0	11.2	472.0	435.2	36.8

General and administrative expenses	8.3	9.4	(1.1)	38.9	41.4	(2.5)
Depreciation and amortization	0.3	0.4	(0.1)	1.3	1.3	—
Interest income	(3.4)	(4.4)	1.0	(7.1)	(7.7)	0.6
Interest expense and other financing costs	23.8	22.9	0.9	89.9	78.7	11.2
Foreign exchange losses, net	13.9	0.3	13.6	14.4	1.0	13.4
Fair value losses (gains) on investment properties, net	1.5	33.0	(31.5)	(53.0)	172.7	(225.7)
Fair value (gains) losses on financial instruments, net	(12.6)	15.4	(28.0)	(5.2)	17.3	(22.5)
Loss on sale of investment properties	—	—	—	—	1.5	(1.5)
Income before income taxes	89.4	33.0	56.4	392.8	129.0	263.8
Income tax expense (recovery)	4.6	1.0	3.6	30.9	(9.5)	40.4
Net income	$84.8	$32.0	52.8	$361.9	$138.5	223.4

Net income attributable to:
Unitholders	83.7	31.4	52.3	360.6	136.7	223.9
Non-controlling interests	1.1	0.6	0.5	1.3	1.8	(0.5)
	$84.8	$32.0	52.8	$361.9	$138.5	223.4

22 Granite REIT 2024

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended December 31,			Years Ended December 31,			December 31,	December 31,
	2024	2023	Change	2024	2023	Change	2024	2023	Change
$ per €1.00	1.492	1.465	2%	1.482	1.459	2%	1.491	1.460	2%
$ per US$1.00	1.399	1.362	3%	1.370	1.350	1%	1.440	1.320	9%

For the three months and year ended December 31, 2024 compared to the prior year periods, the average exchange rates of the Euro and the US dollar relative to the Canadian dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European and U.S. operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on December 31, 2024 were higher when compared to the December 31, 2023 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and U.S. operations were higher, when compared to December 31, 2023.

Granite REIT 2024 23

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months and year ended December 31, 2024 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Year Ended December 31,
(in millions, except per unit information)	2024 vs 2023	2024 vs 2023
Increase in revenue	$5.0	$9.9
Increase in NOI - cash basis(1)	4.4	8.5
Increase in net income	1.8	4.4
Increase in FFO(1)	1.9	4.6
Increase in AFFO(1)	1.7	4.2
Increase in FFO(1) per unit	$0.03	$0.07
Increase in AFFO(1) per unit	$0.03	$0.07
(1)    For definitions of Granite’s non-GAAP performance measures and ratios, refer to the sections “NON-GAAP PERFORMANCE MEASURES” and “NON-GAAP RATIOS”.

Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2024	2023	$ change	2024	2023	$ change
Rental revenue and amortization(1)	$122.9	$111.8	11.1	$478.1	$439.6	38.5
Tenant recoveries	25.1	18.0	7.1	90.5	81.6	8.9
Lease termination and close-out fees	—	—	—	0.5	—	0.5
Revenue	$148.0	$129.8	18.2	$569.1	$521.2	47.9
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

24 Granite REIT 2024

Revenue for the three month period ended December 31, 2024 increased by $18.2 million to $148.0 million from $129.8 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q4 2024 vs Q4 2023 Change in Revenue
Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $0.6 million from consumer price index based increases in Canada and Europe and $3.2 million from fixed contractual adjustments primarily in the United States related to rent escalations;
•the lease commencement of two expansion projects in Canada and Netherlands, and two development projects in Canada and the United States increased revenue by $2.0 million;
•revenue increased by $3.8 million due to renewal and re-leasing activities for properties primarily in Canada, the United States, and Austria;
•vacancies at five properties in the United States, Canada and Netherlands decreased revenue by $1.4 million;
•foreign exchange had a net $5.0 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $1.1 million and $3.9 million, respectively; and
•straight-line rent, and tenant recoveries and other decreased revenue by $0.5 million and increased revenue by $5.5 million, respectively.

Granite REIT 2024 25

Revenue for the year ended December 31, 2024 increased by $47.9 million to $569.1 million from $521.2 million in the prior year period. The components contributing to the change in revenue are detailed below:

Year 2024 vs Year 2023 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $2.8 million from consumer price index based increases in Canada and Europe and $15.0 million from fixed contractual adjustments primarily in the United States and Canada related to rent escalations;
•the lease commencement of three expansion projects in Canada, the United States and Netherlands, and seven development projects in Canada and the United States increased revenue by $7.8 million;
•revenue increased by $14.9 million due to renewal and re-leasing activities for properties primarily in Canada, the United States and Austria;
•the sale of a property located in the United States in 2023 decreased revenue by $0.3 million;
•vacancies at eight properties in the United States, Canada and Netherlands decreased revenue by $7.4 million;
•foreign exchange had a net $9.9 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $3.5 million and $6.4 million, respectively; and
•straight-line rent, and tenant recoveries and other decreased revenue by $4.9 million and increased revenue by $10.1 million, respectively.

Net Operating Income

Net operating income (“NOI”) during the three months ended December 31, 2024 was $121.2 million compared to $110.0 million during the three months ended December 31, 2023. NOI for the year ended December 31, 2024 was $472.0 million compared to $435.2 million for the year ended December 31, 2023.

The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:
26 Granite REIT 2024

Same Property NOI

	Sq ft(1)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
	(in millions)	2024	2023	$ change	% change	(in millions)	2024	2023	$ change	% change
Revenue		$148.0	$129.8	18.2			$569.1	$521.2	47.9
Less: Property operating costs		26.8	19.8	7.0			97.1	86.0	11.1
NOI		$121.2	$110.0	11.2	10.2%		$472.0	$435.2	36.8	8.5%
Add (deduct):
Lease termination and close-out fees		—	—	—			(0.5)	—	(0.5)
Straight-line rent amortization		(2.6)	(3.1)	0.5			(11.8)	(16.7)	4.9
Tenant incentive amortization		—	1.1	(1.1)			0.1	4.4	(4.3)
NOI - cash basis	63.3	$118.6	$108.0	10.6	9.8%	63.3	$459.8	$422.9	36.9	8.7%
Less NOI - cash basis for:
Acquisitions	—	—	—	—		1.0	1.1	0.5	0.6
Developments	0.5	(1.5)	—	(1.5)		2.8	(16.3)	(2.0)	(14.3)
Dispositions and assets held for sale	—	—	—	—		—	—	(0.2)	0.2
Same property NOI - cash basis	62.9	$117.1	$108.0	9.1	8.4%	59.8	$444.6	$421.2	23.4	5.6%
Constant currency same property NOI - cash basis(2)	62.9	$117.1	$110.2	6.9	6.3%	59.8	$444.6	$426.8	17.8	4.2%
(1)    The square footage relating to the NOI — cash basis represents GLA of 63.3 million square feet as at December 31, 2024. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

NOI - cash basis excludes the impact of lease termination and close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year, which expired on January 31, 2024, at the Thondorf and Eurostar properties in Graz, Austria.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property
Granite REIT 2024 27

NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or development properties during the periods under comparison.
NOI - cash basis for the three months ended December 31, 2024 increased by $10.6 million to $118.6 million from $108.0 million in the prior year period, representing an increase of 9.8%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs without a corresponding increase in recoverable rent primarily relating to vacancies at properties in the United States, Canada and Netherlands.

NOI - cash basis for the year ended December 31, 2024 increased by $36.9 million to $459.8 million from $422.9 million in the prior year period, representing an increase of 8.7%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs without a corresponding increase in recoverable rent primarily relating to vacancies at properties in the United States, Canada and Netherlands, and the properties acquired in 2023.

Same property NOI - cash basis for the three months ended December 31, 2024 increased by $9.1 million (8.4%) to $117.1 million from $108.0 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Austria, the expiration of a rent-free period associated with a completed development property in the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at properties in the United States, Canada and Netherlands. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended December 31, 2024 increased by $6.9 million (6.3%) from the prior year period.

Same property NOI - cash basis for the year ended December 31, 2024 increased by $23.4 million (5.6%) to $444.6 million from $421.2 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Austria, the expiration of a rent-free period associated with a completed development property in the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at properties in the United States, Canada and Netherlands. Excluding the impact of foreign exchange, same property NOI - cash basis for the year ended December 31, 2024 increased by $17.8 million (4.2%) from the prior year period.

28 Granite REIT 2024

NOI - cash basis for the three month periods and years ended December 31, 2024 and 2023 by geography was as follows:

NOI - Cash Basis by Geography

Fourth Quarter 2024	Fourth Quarter 2023

Year 2024	Year 2023

Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

Granite REIT 2024 29

Same property NOI - cash basis for the three month periods and years ended December 31, 2024 and 2023 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2024	2023	% change	2024	2023	% change
Canada	$18.8	$16.7	12.6%	$73.2	$65.1	12.4%
United States	60.9	55.7	9.3%	223.7	216.8	3.2%
Austria	18.0	16.5	9.1%	70.7	65.7	7.6%
Germany	9.3	9.0	3.3%	36.9	35.2	4.8%
Netherlands	10.1	10.1	—%	40.1	38.4	4.4%
Same Property NOI - cash basis	$117.1	$108.0	8.4%	$444.6	$421.2	5.6%

Constant currency same property NOI - cash basis for the three month periods and years ended December 31, 2024 and 2023 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2024	2023	% change	2024	2023	% change
Canada	$18.8	$16.7	12.6%	$73.2	$65.1	12.4%
United States	60.9	57.2	6.5%	223.7	220.1	1.6%
Austria	18.0	16.8	7.1%	70.7	66.8	5.8%
Germany	9.3	9.2	1.1%	36.9	35.8	3.1%
Netherlands	10.1	10.3	(1.9)%	40.1	39.0	2.8%
Constant Currency Same Property NOI - cash basis (1)	$117.1	$110.2	6.3%	$444.6	$426.8	4.2%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

30 Granite REIT 2024

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2024	2023	$ change	2024	2023	$ change
Salaries, incentives and benefits	$4.7	$4.4	0.3	$18.7	$17.9	0.8
Audit, legal and consulting	1.0	0.9	0.1	4.2	4.3	(0.1)
Trustee/director fees and related expenses including distributions	0.5	0.5	—	2.1	2.0	0.1
Executive unit-based compensation expense including distributions	1.2	1.2	—	4.7	4.7	—
Fair value remeasurement of trustee/director and executive unit-based compensation plans	(2.3)	0.2	(2.5)	(1.1)	4.0	(5.1)
Other public entity costs	0.6	0.7	(0.1)	2.6	2.6	—
Office rents including property taxes and common area maintenance costs	0.2	0.2	—	0.7	0.6	0.1
Capital tax	(0.6)	0.2	(0.8)	(1.0)	1.0	(2.0)
Information technology	0.6	0.6	—	2.6	2.5	0.1
Corporate restructuring costs	1.7	—	1.7	3.5	—	3.5
Other	0.8	0.6	0.2	2.4	2.3	0.1
	$8.4	$9.5	(1.1)	$39.4	$41.9	(2.5)
Less: capitalized general and administrative expenses	(0.1)	(0.1)	—	(0.5)	(0.5)	—
General and administrative expenses	$8.3	$9.4	(1.1)	$38.9	$41.4	(2.5)

General and administrative expenses were $8.3 million for the three month period ended December 31, 2024 and decreased $1.1 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a decrease in the market price of the Trust’s units in the current year period compared to an increase in the market price of the Trust’s units in the prior year period; and
•an increase in capital tax recovery associated with a tax reduction resulting from recent changes in tax regulations in the State of Tennessee, USA, partially offset by;
•an increase in corporate restructuring costs primarily due to the corporate restructuring initiative in the current year period (see “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”); and
•an increase in salaries and benefits expense primarily due to salary increases effective at the beginning of 2024.

Granite REIT 2024 31

General and administrative expenses were $38.9 million for the year ended December 31, 2024 and decreased $2.5 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a decrease in the market price of the Trust’s units in the current year period compared to an increase in the market price of the Trust’s units in the prior year period; and
•an increase in capital tax recovery associated with a tax refund resulting from recent changes in tax regulations in the State of Tennessee, USA, partially offset by;
•an increase in corporate restructuring costs primarily due to the corporate restructuring initiative in the current year period (see “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”); and
•an increase in salaries and benefits expense primarily due to salary increases effective at the beginning of 2024 and an increase in headcount in North America and Europe.

Interest Income

Interest income for the three month period ended December 31, 2024 decreased $1.0 million to $3.4 million from $4.4 million in the prior year period. The $1.0 million decrease is generally due to lower interest rates and lower invested cash balances in the current year period relative to the prior year period, primarily due to less interest income earned from the investment of net proceeds received from the issuance of the October 2029 Debentures on October 4, 2024 that were held in interest bearing investment accounts until the repayment of the 2024 Term Loan upon maturity on December 19, 2024 when compared to the interest income in the prior year period from the investment of net proceeds received from the issuance of the April 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the Series 3 senior unsecured debentures that matured on November 30, 2023 (the “2023 Debentures”) upon maturity.

Interest income for the year ended December 31, 2024 decreased $0.6 million to $7.1 million from $7.7 million in the prior year period. The $0.6 million decrease is generally due to lower interest rates and lower invested cash balances in the current year period relative to the prior year period, primarily due to less interest income earned from the investment of net proceeds received from the issuance of the October 2029 Debentures on October 4, 2024 that were held in interest bearing investment accounts until the repayment of the 2024 Term Loan upon maturity on December 19, 2024 when compared to the interest income in the prior year period from the investment of net proceeds received from the issuance of the April 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the 2023 Debentures upon maturity, as noted previously.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended December 31, 2024 increased $0.9 million to $23.8 million from $22.9 million in the prior year period. The increase was primarily due to the increase in interest expense as a result of the issuance of the October 2029 Debentures and the 2031 Debentures in October 2024, the issuance of the April 2029 Debentures in October 2023, and the decrease in capitalized interest resulting from the completion of development projects, partially offset by the decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023, the early repayment of the 2025 Term Loan in October 2024, the repayment of the 2024 Term Loan in December 2024, and the partial prepayment of the September 2026 Term Loan in December 2024.
32 Granite REIT 2024

Interest expense and other financing costs for the year ended December 31, 2024 increased $11.2 million to $89.9 million from $78.7 million in the prior year period. The increase was primarily due to the increase in interest expense as a result of the issuance of the October 2029 Debentures and the 2031 Debentures in October 2024, the issuance of the April 2029 Debentures in October 2023, the drawdown of the September 2026 Term Loan in September 2023, and the decrease in capitalized interest resulting from the completion of development projects, partially offset by the decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023, the full repayment of the Granite’s unsecured revolving credit facility (the “Credit Facility”) in September 2023, the repayment of the secured construction loan relating to the Houston, Texas development property in June 2023, the early repayment of the 2025 Term Loan in October 2024, the repayment of the 2024 Term Loan in December 2024, and the partial prepayment of the September 2026 Term Loan in December 2024.

As at December 31, 2024, Granite’s weighted average cost of interest-bearing debt was 2.74% (December 31, 2023 - 2.59%) and its weighted average debt term-to-maturity was 4.3 years (December 31, 2023 - 3.9 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange losses of $13.9 million and $0.3 million in the three months ended December 31, 2024 and 2023, respectively. The $13.6 million increase in net foreign exchange losses is primarily due to the increase in the foreign exchange losses from the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros not forming part of a net investment in a foreign operation that represent capital transactions impacting profit and loss, partially offset by the decrease in foreign exchange losses realized from the settlement of foreign exchange collar contracts in the prior year period.

Granite recognized net foreign exchange losses of $14.4 million and $1.0 million in the years ended December 31, 2024 and 2023, respectively. The $13.4 million increase in net foreign exchange losses is primarily due to the increase in the foreign exchange losses from the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros not forming part of a net investment in a foreign operation that represent capital transactions impacting profit and loss, partially offset by the decrease in foreign exchange losses realized from the settlement of foreign exchange collar contracts in the prior year period.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value losses on investment properties were $1.5 million and $33.0 million in the three months ended December 31, 2024 and 2023, respectively. In the three months ended December 31, 2024, net fair value losses of $1.5 million were primarily attributable to the expansion in the discount and terminal capitalization rates at select properties in Granite’s Canadian and U.S. markets, partially offset by fair market rent increases at select U.S. properties.

Net fair value losses on investment properties in the three months ended December 31, 2023 of $33.0 million were primarily attributable to the expansion in discount and terminal capitalization rates across select Granite markets largely due to market conditions, partially offset by fair market rent increases in select U.S. and European markets.

Granite REIT 2024 33

Net fair value gains on investment properties were $53.0 million and net fair value losses on investment properties were $172.7 million in the years ended December 31, 2024 and 2023, respectively. In the year ended December 31, 2024, net fair value gains of $53.0 million were primarily attributable to the stabilization of a development property in Brantford, Canada, which was completed and transferred to income-producing properties during the first quarter of 2024, the lease renewals of two properties in the GTA, and fair market rent increases in select markets, partially offset by the expansion in discount and terminal capitalization rates across select Granite markets largely due to market conditions.

Net fair value losses on investment properties in the year ended December 31, 2023 of $172.7 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates and market conditions, partially offset by fair market rent increases across the GTA and select U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario and the stabilization of seven development properties in the U.S., which were completed and transferred to income-producing properties during the year ended December 31, 2023.

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value gains on financial instruments for the three month period ended December 31, 2024 were $12.6 million while the net fair value losses on financial instruments for the three month period ended December 31, 2023 were $15.4 million. The net fair value gains on financial instruments for the year ended December 31, 2024 were $5.2 million and the net fair value losses for the year ended December 31, 2023 were $17.3 million.

The net fair value gains on financial instruments for the three months ended December 31, 2024 are related to the fair value gains incurred as a result of the de-designation of the cross currency interest rate swap related to the 2024 Term Loan (the “2024 Cross Currency Interest Rate Swap”) (for the period October 4, 2024 to December 19, 2024), partially offset by the fair value losses on the foreign exchange collar contracts. The net fair value gains on financial instruments for the year ended December 31, 2024 are related to the fair value gains incurred as a result of the de-designation of the 2024 Cross Currency Interest Rate Swap (for the period October 4, 2024 to December 19, 2024), partially offset by the fair value losses prior to October 4, 2024 on the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap, and the fair value losses on the foreign exchange collar contracts. The Trust partially employed or did not employ hedge accounting for certain derivatives and foreign exchange collars, therefore the change in fair value thereon is recognized in fair value (gains) losses on financial instruments, net, in the consolidated combined statements of net income.

The net fair value losses on financial instruments for the three months ended December 31, 2023 are primarily related to the fair value losses incurred as a result of the de-designation of the cross currency interest rate swap related to the 2023 Debentures (the “2023 Cross Currency Interest Rate Swap”) (for the period October 12, 2023 to November 30, 2023), the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap, the ineffective hedge portion of the combination of the 2025 Term Loan and the 2025 Interest Rate Swap and the ineffective hedge portion of the combination of the September 2026 Term Loan and the September 2026 Interest Rate Swap, partially offset by the fair value gains on the foreign exchange collar contracts. The net fair value losses on financial instruments for the year ended December 31, 2023 are primarily related to the fair value losses incurred as a result of the de-designation of the 2023 Cross Currency Interest Rate Swap (for the period October 12, 2023 to November 30, 2023), the fair value losses from the ineffective hedge portion of the
34 Granite REIT 2024

2024 Cross Currency Interest Rate Swap and the ineffective hedge portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, partially offset by the net fair value gains on the foreign exchange collar contracts and the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan and the 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for certain derivatives and foreign exchange collars, therefore the change in fair value thereon is recognized in fair value (gains) losses on financial instruments, net, in the consolidated combined statements of net income.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. As at December 31, 2024, the Trust held twelve outstanding foreign exchange collar contracts (December 31, 2023 — six) with a notional value of US$84.0 million (December 31, 2023 — US$36.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. As at December 31, 2024, the Trust also held twelve outstanding foreign exchange collar contracts (December 31, 2023 — twelve) with a notional value of €24.0 million (December 31, 2023 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met.

Loss on Sale of Investment Properties

There were no property dispositions during the three month periods ended December 31, 2024 and 2023, respectively.

No properties were disposed of during the year ended December 31, 2024. The loss on sale of investment properties for the year ended December 31, 2023 was $1.5 million and was primarily related to broker commissions and legal and advisory costs associated with the disposition of the property in Muncie, United States on March 15, 2023 and the property in Concord, Canada on August 15, 2023.

Income Tax Expense (Recovery)

Income tax expense (recovery) is comprised of the following:

Income Tax Expense (Recovery)

	Three Months Ended December 31,			Years Ended December 31,
	2024	2023	$ change	2024	2023	$ change
Foreign operations	$2.3	$1.8	0.5	$9.9	$7.5	2.4
Withholding taxes	0.2	—	0.2	0.2	—	0.2
Other	(1.6)	(1.7)	0.1	(1.4)	(0.8)	(0.6)
Current tax expense	0.9	0.1	0.8	8.7	6.7	2.0
Deferred tax expense (recovery)	3.7	0.9	2.8	22.2	(16.2)	38.4
Income tax expense (recovery)	$4.6	$1.0	3.6	$30.9	$(9.5)	40.4

For the three months ended December 31, 2024, current tax expense increased compared to the prior year period primarily due to higher tax expenses in Austria, withholding taxes paid on the distribution of a dividend from Germany, and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period. In the three months ended December 31, 2024, the Trust recognized a tax recovery of $1.6 million
Granite REIT 2024 35

representing the reversal of a tax provision relating to a taxation year that has gone statute barred (three months ending December 31, 2023 - $1.8 million).

For the year ended December 31, 2024, current tax expense increased compared to the prior year period primarily due to higher tax expenses in Austria and Netherlands, withholding taxes paid on the distribution of a dividend from Germany, and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses, partially offset by a reduction of Austrian tax reserves as compared to the prior year period. For the year ended December 31, 2024, the Trust recognized a tax recovery of $1.6 million representing the reversal of a tax provision relating to a taxation year that has gone statute barred (year ended December 31, 2023 - $1.8 million).

The increase in deferred tax expense for the three months and year ended December 31, 2024 compared to the prior year periods was primarily due to the change in fair value on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

Net Income Attributable to Unitholders

For the three month period ended December 31, 2024, net income attributable to unitholders was $83.7 million compared to $31.4 million in the prior year period. The increase in net income attributable to unitholders was primarily due to a $31.5 million decrease in fair value losses on investment properties, net, a $28.0 increase in fair value gains on financial instruments, net, and a $11.2 million increase in net operating income, partially offset by a $13.6 increase in foreign exchange losses, and a $3.6 million increase in income tax expense. The period-over-period variance is further summarized below:

Q4 2024 vs Q4 2023 Change in Net Income Attributable to Unitholders

90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
$31.4
11.2
1.1
(1.0)
(0.9)
(13.6)
31.5
28.0
(3.6)
(0.4)
$83.7
Q4 2023
Net operating income
General and admin. expenses
Interest income
Interest expense and other financing costs
Foreign exchange losses, net
Fair value losses on investment properties, net
Fair value gains on financial instruments, net
Income tax expense
Non-controlling interest and other
Q4 2024

36 Granite REIT 2024

For the year ended December 31, 2024, net income attributable to unitholders was $360.6 million compared to $136.7 million in the prior year period. The increase in net income attributable to unitholders was primarily due to a $225.7 million increase in fair value gains on investment properties, a $36.8 million increase in net operating income, and a $22.5 million increase in fair value gains on financial instruments, partially offset by a $40.4 million increase in income tax expense, a $13.4 million increase in foreign exchange losses, and a $11.2 million increase in interest expense and other financing costs. The period-over-period variance is further summarized below:

Year 2024 vs Year 2023 Change in Net Income Attributable to Unitholders

400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
$136.7
36.8
2.5
(0.6)
(11.2)
(13.4)
225.7
22.5
1.5
(40.4)
0.5
$360.6
Year 2023
Net operating income
General and admin. expenses
Interest income
Interest expense and other financing costs
Foreign exchange losses
Fair value gains on investment properties, net
Fair value gains on financial instruments, net
Loss on sale investment properites, net
Income tax expense
Non-controlling interest and other
Year 2024

Granite REIT 2024 37

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to unitholders to FFO and AFFO for the three months and years ended December 31, 2024 and 2023, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended December 31,		Years Ended December 31,
		2024	2023	2024	2023
(in millions, except per unit information)
Net income attributable to unitholders		$83.7	$31.4	$360.6	$136.7
Add (deduct):
Fair value losses (gains) on investment properties, net		1.5	33.0	(53.0)	172.7
Fair value (gains) losses on financial instruments, net		(12.6)	15.4	(5.2)	17.3
Foreign exchange losses on certain monetary items (1)		16.7	—	16.7	—
Loss on sale of investment properties		—	—	—	1.5
Deferred tax expense (recovery)		3.7	0.9	22.2	(16.2)
Fair value remeasurement of the Executive Deferred Unit Plan		(0.7)	(0.4)	(0.2)	3.1
Fair value remeasurement of the Directors Deferred Unit Plan		(1.5)	0.4	(0.9)	0.8
Corporate restructuring costs (2)		1.7	—	3.5	—
Non-controlling interests relating to the above		0.2	0.5	0.2	1.7
FFO	[A]	$92.7	$81.2	$343.9	$317.6
Add (deduct):
Maintenance or improvement capital expenditures incurred		(4.3)	(0.9)	(14.4)	(7.7)
Leasing costs		(5.4)	(1.0)	(7.5)	(4.1)
Tenant allowances		(1.6)	(4.1)	(3.2)	(6.5)
Tenant incentive amortization		—	1.1	0.1	4.4
Straight-line rent amortization		(2.6)	(3.1)	(11.8)	(16.7)
Non-controlling interests relating to the above		—	—	—	0.4
AFFO	[B]	$78.8	$73.2	$307.1	$287.4

Per unit amounts:
Basic FFO per unit	[A]/[C]	$1.48	$1.28	$5.46	$4.99
Diluted FFO per unit	[A]/[D]	$1.47	$1.27	$5.44	$4.97
Basic AFFO per unit	[B]/[C]	$1.26	$1.15	$4.87	$4.51
Diluted AFFO per unit	[B]/[D]	$1.25	$1.15	$4.86	$4.50
Basic weighted average number of units	[C]	62.7	63.6	63.0	63.7
Diluted weighted average number of units	[D]	63.0	63.8	63.2	63.9

38 Granite REIT 2024

(1)    Effective October 1, 2024, and in accordance with the REALPAC Guidelines (defined herein), Granite amended its definition of Funds From Operations (FFO) to exclude foreign exchange (gains) losses on certain monetary items not forming part of a net investment in a foreign operation that represent capital transactions impacting profit and loss (refer to “NON-GAAP PERFORMANCE MEASURES”). For the three months ended December 31, 2024, the losses relate to the de-designation of the 2024 Term Loan and the related forward contract hedging its maturity.
(2)    Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-GAAP PERFORMANCE MEASURES”). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.

Funds From Operations

FFO for the three month period ended December 31, 2024 was $92.7 million ($1.47 per unit) compared to $81.2 million ($1.27 per unit) in the prior year period. The $11.5 million ($0.20 per unit) increase in the FFO components is summarized below:

Q4 2024 vs Q4 2023 Change in FFO

Granite REIT 2024 39

FFO for the year ended December 31, 2024 was $343.9 million ($5.44 per unit) compared to $317.6 million ($4.97 per unit) in the prior year period. The $26.3 million ($0.47 per unit) increase in the FFO components is summarized below:

Year 2024 vs Year 2023 Change in FFO

40 Granite REIT 2024

Adjusted Funds From Operations

AFFO for the three month period ended December 31, 2024 was $78.8 million ($1.25 per unit) compared to $73.2 million ($1.15 per unit) in the prior year period. The $5.6 million ($0.10 per unit) increase in AFFO components is summarized below:

Q4 2024 vs Q4 2023 Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $11.5 million increase in FFO, as noted previously; and
•a $2.5 million increase in AFFO from a decrease in tenant allowances paid in the current year period relative to the prior year period, partially offset by;
•a $3.4 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period;
•a $4.4 million decrease in AFFO primarily from higher leasing costs in the current year period primarily related to properties in the United States and Canada; and
•a $0.6 million decrease in AFFO primarily due to the expiration of tenant incentive amortization relating to Granite’s properties in Graz, Austria, partially offset by the expiration of rent-free periods relating to lease renewals in the United States and Canada and new leases for completed development properties in the United States in the prior year period.

Granite REIT 2024 41

AFFO for the year ended December 31, 2024 was $307.1 million ($4.86 per unit) compared to $287.4 million ($4.50 per unit) in the prior year period. The $19.7 million ($0.36 per unit) increase in AFFO components is summarized below:

Year 2024 vs Year 2023 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:
•the $26.3 million increase in FFO, as noted previously;
•a $3.3 million increase in AFFO from a decrease in tenant allowances paid in the current year period relative to the prior year period; and
•a $0.2 million increase in AFFO primarily due to the expiration of rent-free periods relating to lease renewals in the United States and Canada and new leases for completed development properties in the United States in the prior year period, partially offset by the expiration of tenant incentive amortization relating to Granite’s properties in Graz, Austria, partially offset by;
•a $6.7 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period; and
•a $3.4 million decrease in AFFO from an increase in leasing costs compared to the prior year period due to higher leasing activity in the current year period relative to the prior year period.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties and development properties. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if
42 Granite REIT 2024

necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Development properties are comprised of both properties under development and land held for development:

i.a 34.0 acre site in Brantford, Ontario where Granite is currently seeking site plan approval for its second phase of development for up to 0.7 million square feet;
ii.a 101.5 acre site in Houston, Texas where Granite is currently seeking site plan approval and continues its site infrastructure work for the third phase of development for up to 1.3 million square feet;
iii.12.9 acres of development land in West Jefferson, Ohio;
iv.the remaining 36.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 0.6 million square feet of modern distribution and logistics space upon completion; and
v.10.1 acres of land in Brant County, Ontario for the development of a 0.2 million square foot modern distribution facility.

Summary attributes of the investment properties as at December 31, 2024 and December 31, 2023 are as follows:

Investment Properties Summary

As at December 31,	2024	2023
(in millions, except as noted)
Investment properties - fair value	$9,397.3	$8,808.1
Income-producing properties	9,297.1	8,641.4
Development properties(4)	100.2	166.7
Overall capitalization rate(1)	5.3%	5.2%

Number of investment properties	143	143
Income-producing properties	138	137
Development properties(4)	5	6

Property metrics
GLA, square feet	63.3	62.9
Occupancy, by GLA	94.9%	95.0%
Committed occupancy, by GLA(3)	95.0%	NA
Weighted average lease term in years, by square footage	5.7	6.2
Total number of tenants	120	120
Magna as a percentage of annualized revenue(2)	26%	26%
Magna as a percentage of GLA	19%	19%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(3)    Committed occupancy as at February 26, 2025.
(4)    Development properties include properties under development and land held for development.
Granite REIT 2024 43

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at December 31, 2024 and December 31, 2023 was as follows:

Fair Value of Investment Properties by Geography(1)

December 31, 2024	December 31, 2023
(1)    Number of properties denoted in parentheses.

The change in the fair value of investment properties by geography during the year ended December 31, 2024 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2024	Capital and leasing expenditures	Developments and expansion	Transfers (1)	Other	Fair value gains (losses)	Foreign exchange	December 31, 2024
Income-Producing Properties
Canada	$1,870.0	$6.5	$15.1	$72.7	$3.6	$64.3	$—	$2,032.2
USA	4,575.1	23.9	2.2	—	8.1	(3.4)	417.3	5,023.2
Austria	819.0	—	—	—	0.1	(1.6)	17.0	834.5
Germany	612.3	0.7	—	—	0.1	(0.1)	12.7	625.7
Netherlands	765.0	1.2	5.7	—	(0.1)	(6.2)	15.9	781.5
	8,641.4	32.3	23.0	72.7	11.8	53.0	462.9	9,297.1
Development Properties
USA	18.0	—	0.7	—	—	—	1.7	20.4
Canada	148.7	—	3.8	(72.7)	—	—	—	79.8
	166.7	—	4.5	(72.7)	—	—	1.7	100.2
Total	$8,808.1	$32.3	$27.5	$—	$11.8	$53.0	$464.6	$9,397.3
(1)    The transfer is related to the reclassification of a completed development property to income-producing properties in Canada during the first quarter of 2024.

44 Granite REIT 2024

During the year ended December 31, 2024, the fair value of investment properties increased by $589.2 million primarily due to:
•foreign exchange gains of $464.6 million resulting from the relative weakening of the Canadian dollar against the US dollar and the Euro;
•net fair value gains of $53.0 million, which were primarily attributable to the stabilization of a development property in Brantford, Canada, which was completed and transferred to income-producing properties during the first quarter of 2024, the lease renewals of two properties in the GTA, and fair market rent increases in select markets, partially offset by the expansion in discount and terminal capitalization rates across select Granite markets largely due to market conditions;
•additions of $27.5 million primarily relating to a development property in Canada completed and reclassified to income-producing properties during the first quarter of 2024, two expansion projects in Canada and Netherlands completed during the third quarter of 2024, and two continuing development projects in Canada and the United States (see “SIGNIFICANT MATTERS - Construction and Development Commitments”); and
•additions of $32.3 million relating to capital projects and leasing activity at properties primarily in the United States and Canada.

Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The valuation metrics utilized to derive Granite’s investment property valuations are determined by management. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2024. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited consolidated combined financial statements for the year ended December 31, 2024. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at December 31, 2024 and December 31, 2023 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at December 31,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Overall capitalization rate(1)(2)	5.06%	5.01%	4.91%	4.56%	7.09%	7.00%	6.03%	5.92%	5.32%	5.24%
Terminal capitalization rate(1)	6.02%	5.97%	5.93%	5.92%	6.62%	6.62%	7.24%	7.17%	6.11%	6.07%
Discount rate(1)	6.95%	6.86%	7.10%	7.09%	7.88%	7.88%	8.36%	8.28%	7.11%	7.05%

Granite REIT 2024 45

Valuation Metrics by Region

As at December 31, 2024	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$2,032.2	$5,023.2	$834.5	$625.7	$781.5	$9,297.1
Overall capitalization rate (1)(2)	4.20%	5.26%	8.30%	5.80%	5.15%	5.32%

As at December 31, 2023	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,870.0	$4,575.1	$819.0	$612.3	$765.0	$8,641.4
Overall capitalization rate (1)(2)	3.87%	5.24%	8.17%	5.71%	5.09%	5.24%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2024 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	8,401.6	8,867.1	8,955.4
+25 bps	8,820.0	9,073.3	9,124.3
Base rate	$9,297.1	$9,297.1	$9,297.1
-25 bps	9,859.9	9,541.0	9,474.2
-50 bps	10,581.3	9,807.6	9,655.5

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio and to generate new revenue streams and/or increase the productivity of a property. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

46 Granite REIT 2024

Included in total capital expenditure and leasing cost additions to income-producing properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to income-producing properties to those included in AFFO for the three months and years ended December 31, 2024 and 2023 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Additions to income-producing properties:
Leasing costs	$5.4	$1.2	$8.3	$5.1
Tenant improvements (1)	3.2	4.1	8.7	6.9
Maintenance capital expenditures	4.3	1.6	15.4	8.4
Other capital expenditures	0.8	(3.4)	22.9	36.7
	$13.7	$3.5	$55.3	$57.1
Less:
Leasing costs and tenant improvements related to acquisition activities	—	—	—	0.1
Leasing costs and tenant improvements related to completed development activities	(1.6)	(0.2)	(6.3)	(1.5)
Capital expenditures related to expansions and completed developments	(0.8)	3.4	(22.9)	(36.7)
Capital expenditures related to property acquisitions and other	—	(0.7)	(1.0)	(0.7)
Capital expenditures and leasing costs included in AFFO	$11.3	$6.0	$25.1	$18.3
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditure and leasing cost additions to income-producing properties by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23
Total capital expenditures incurred		$5.1	$10.0	$15.4	$7.8	$(1.8)	$8.7	$18.6	$19.6
Total leasing costs and tenant improvements incurred		8.6	1.6	5.6	1.1	5.3	2.7	3.0	1.0
Total additions to income-producing properties	[A]	$13.7	$11.6	$21.0	$8.9	$3.5	$11.4	$21.6	$20.6
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions, expansions and completed developments and other		(2.4)	(6.4)	(13.9)	(7.5)	2.5	(4.7)	(17.1)	(19.5)
Capital expenditures and leasing costs included in AFFO	[B]	$11.3	$5.2	$7.1	$1.4	$6.0	$6.7	$4.5	$1.1
GLA, square feet	[C]	63.3	63.3	63.3	63.3	62.9	62.9	62.9	62.1
$ total incurred per square foot	[A]/[C]	$0.22	$0.18	$0.33	$0.14	$0.06	$0.18	$0.34	$0.33
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.18	$0.08	$0.11	$0.02	$0.10	$0.11	$0.07	$0.02

Granite REIT 2024 47

Development and Expansion Projects

The attributes of Granite’s development properties as at December 31, 2024 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Start date of construction	Target completion date	Actual construction costs as at December 31, 2024	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at December 31, 2024
Development Properties
12 Wright St., Brantford, ON	33.9	0.7	Q2 2023	TBD	4.6	5.9	26.1	32.0	N/A
Houston, TX (Phase III)	101.5	1.3	Q3 2023	TBD	1.1	6.6	17.7	24.3	N/A
	135.4	2.0			$5.7	$12.5	$43.8	$56.3	N/A
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

During the fourth quarter of 2024:

•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet; and

•Granite continued the site plan approval process and site infrastructure work for the third phase of its site in Houston, Texas for up to 1.3 million square feet.

Leasing Profile

Magna, Granite’s Largest Tenant

As at December 31, 2024, Magna International Inc. or one of its operating subsidiaries was the tenant at 27 (December 31, 2023 - 27) of Granite’s income-producing properties and comprised 26% (December 31, 2023 - 26%) of Granite’s annualized revenue and 19% (December 31, 2023 - 19%) of Granite’s GLA.

On February 1, 2024, the annual rent for the leases at Granite’s properties in Graz, Austria comprising approximately 5.0 million square feet (the “Graz Facilities”), for the initial five years of the ten year extension escalated by the increase in the consumer price index (“CPI”) for the period from the last CPI update, to a maximum of ten percent. Upon the release of CPI data for January 2024, it was confirmed that the annual rent for the Graz Facilities had increased by the maximum of 10%.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook confirmed by Morningstar DBRS and A- credit rating with a stable outlook by S&P Global Ratings. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company;
48 Granite REIT 2024

however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, as at December 31, 2024, Granite had 119 other tenants from various industries that in aggregate comprised 74% of the Trust’s annualized revenue. Each of these tenants accounted for less than 5% of the Trust’s annualized revenue as at December 31, 2024.
Granite’s top 10 tenants by annualized revenue as at December 31, 2024 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)(3)	Credit Rating(1)(2)
Magna	26.1%	19.2%	6.4	A-
Amazon	4.0%	3.9%	14.2	AA
Mars Petcare US	2.7%	3.5%	5.6	NR
True Value Company	2.1%	2.2%	16.2	NR
Ceva Logistics US Inc.	1.9%	1.6%	2.0	B1
ADESA	1.8%	0.3%	4.6	B-
Restoration Hardware	1.6%	1.9%	3.3	B1
Light Mobility Solutions GmbH	1.5%	1.3%	10.9	NR
Hanon Systems	1.5%	0.7%	6.2	AA-
Samsung Electronics America	1.5%	1.2%	1.7	AA-
Top 10 Tenants	44.7%	35.8%	7.2
(1)    Credit rating is quoted on the S&P Global Ratings rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
(3)    Weighted average lease term-to-maturity.
Granite REIT 2024 49

Lease Expiration

As at December 31, 2024, Granite’s portfolio had a weighted average lease term by square footage of 5.7 years (December 31, 2023 - 6.2 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2025		2026		2027		2028		2029		2030		2031 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	7,007	34	82.1	166	1,259	10.6	573	6.1	529	7.0	649	9.7	817	13.1	141	1.5	2,873	34.1
Canada-committed (1)	—	—	—	—	(896)	(6.9)	—	—	—	—	—	—	—	—	896	6.9	—	—
Canada - net	7,007	34	82.1	166	363	3.7	573	6.1	529	7.0	649	9.7	817	13.1	1,037	8.4	2,873	34.1
United States	38,821	80	259.0	2,925	3,112	20.5	3,309	26.8	2,642	17.2	7,409	47.3	5,515	44.3	1,822	10.6	12,087	92.3
United States -committed (1)	—	—	—	—	(1,902)	(10.1)	(248)	(1.7)	—	—	1,158	5.8	—	—	744	4.3	248	1.7
United States - net	38,821	80	259.0	2,925	1,210	10.4	3,061	25.1	2,642	17.2	8,567	53.1	5,515	44.3	2,566	14.9	12,335	94.0
United States - committed vacancy(2)				(57)	—	—	—	—	—	—	—	—	57	—	—	—	—	—
United States - net with committed vacancy				2,868	1,210	10.4	3,061	25.1	2,642	17.2	8,567	53.1	5,572	44.3	2,566	14.9	12,335	94.0
Austria	7,472	9	71.9	—	—	—	389	3.1	802	11.2	807	9.5	392	4.4	—	—	5,082	43.7
Austria-committed (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Austria-net	7,472	9	71.9	—	—	—	389	3.1	802	11.2	807	9.5	392	4.4	—	—	5,082	43.7
Germany	4,666	15	37.7	—	316	2.7	1,021	6.4	290	2.2	335	2.7	308	2.3	714	5.0	1,682	16.4
Germany-committed (1)	—	—	—	—	(195)	(1.9)	—	—	—	—	—	—	—	—	195	1.9	—	—
Germany-net	4,666	15	37.7	—	121	0.8	1,021	6.4	290	2.2	335	2.7	308	2.3	909	6.9	1,682	16.4
Netherlands	5,376	21	43.4	115	663	6.5	361	2.0	1,125	8.4	314	3.2	500	3.4	1,077	9.9	1,221	10.0
Netherlands - committed (1)	—	—	—	—	(628)	(5.8)	—	—	—	—	—	—	—	—	628	5.8	—	—
Netherlands - net	5,376	21	43.4	115	35	0.7	361	2.0	1,125	8.4	314	3.2	500	3.4	1,705	15.7	1,221	10.0
Total - Gross	63,342	159	494.1	3,206	5,350	40.3	5,653	44.4	5,388	46.0	9,514	72.4	7,532	67.5	3,754	27.0	22,945	196.5
Total-committed (1)	—	—	—	—	(3,621)	(24.7)	(248)	(1.7)	—	—	1,158	5.8	—	—	2,463	18.9	248	1.7
Total-Net, December 31, 2024	63,342	159	494.1	3,206	1,729	15.6	5,405	42.7	5,388	46.0	10,672	78.2	7,532	67.5	6,217	45.9	23,193	198.2
Total-Committed vacancy (2)				(57)	—	—	—	—	—	—	—	—	57	—	—	—	—	—
Total-Committed occupancy(3)				3,149	1,729	15.6	5,405	42.7	5,388	46.0	10,672	78.2	7,589	67.5	6,217	45.9	23,193	198.2
% of portfolio as at December 31, 2024:
* by sq ft (in %)	100.0			5.1	2.7		8.5		8.5		16.8		11.9		9.8		36.7
* by Annualized Revenue (in %)			100.0			3.2		8.6		9.3		15.8		13.7		9.3		40.1
% of committed portfolio as at February 26, 2025(3)
* by sq ft (in %)	100.0			5.0	2.7		8.5		8.5		16.8		12.0		9.8		36.7
(1) Committed represents leases signed on expiring GLA up to the current period end.
(2) Committed vacancy represents leases commencing after the current period end, signed up until the date of the MD&A, on vacant GLA.
(3) Committed occupancy includes net occupancy as at the current period end and committed vacancy as noted above.

50 Granite REIT 2024

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three months and year ended December 31, 2024.

Occupancy Roll Forward for Q4 2024

	Three Months Ended December 31, 2024
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Oct 1, 2024	7,007	38,821	7,472	4,666	5,374	63,340
Vacancy, Oct 1, 2024	(166)	(3,351)	—	—	(119)	(3,636)
Occupancy, Oct 1, 2024	6,841	35,470	7,472	4,666	5,255	59,704
Occupancy %, Oct 1, 2024	97.6%	91.4%	100.0%	100.0%	97.8%	94.3%
Occupied remeasurement	—	—	—	—	2	2
Expiries	—	(1,034)	—	—	(36)	(1,070)
Renewals	—	1,034	—	—	32	1,066
New Leases	—	426	—	—	9	435
Occupancy, December 31, 2024	6,841	35,896	7,472	4,666	5,262	60,137
Total portfolio size, December 31, 2024	7,007	38,821	7,472	4,666	5,376	63,342
Occupancy %, December 31, 2024	97.6%	92.5%	100.0%	100.0%	97.9%	94.9%
Committed vacancy, February 26, 2025	—	57	—	—	—	57
Committed occupancy, February 26, 2025	6,841	35,953	7,472	4,666	5,262	60,194
Committed occupancy %, February 26, 2025	97.6%	92.6%	100.0%	100.0%	97.9%	95.0%

Granite REIT 2024 51

Occupancy Roll Forward for Year 2024

	Year Ended December 31, 2024
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2024	6,546	38,821	7,472	4,666	5,367	62,872
Vacancy, Jan 1, 2024	(75)	(3,046)	—	—	(52)	(3,173)
Occupancy, Jan 1, 2024	6,471	35,775	7,472	4,666	5,315	59,699
Occupancy %, Jan 1, 2024	98.9%	92.2%	100.0%	100.0%	99.0%	95.0%
Completed developments	410	—	—	—	—	410
Completed expansions	49	—	—	—	52	101
Remeasurement	—	—	—	—	(3)	(3)
Development vacancy	(20)	—	—	—	—	(20)
Expiries	(568)	(3,476)	(5,349)	(308)	(317)	(10,018)
Surrenders and early terminations	—	(706)	—	—	—	(706)
Renewals	499	2,776	5,349	308	199	9,131
New Leases	—	1,527	—	—	16	1,543
Occupancy, December 31, 2024	6,841	35,896	7,472	4,666	5,262	60,137
GLA remeasurement	2	—	—	—	(40)	(38)
Total portfolio size, December 31, 2024	7,007	38,821	7,472	4,666	5,376	63,342
Occupancy %, December 31, 2024	97.6%	92.5%	100.0%	100.0%	97.9%	94.9%
Committed vacancy, February 26, 2025	—	57	—	—	—	57
Committed occupancy, February 26, 2025	6,841	35,953	7,472	4,666	5,262	60,194
Committed occupancy %, February 26, 2025	97.6%	92.6%	100.0%	100.0%	97.9%	95.0%

New and Renewal Lease Spreads

The following table summarizes rental rate spreads achieved on new and renewal leasing during the three months and year ended December 31, 2024.

New and Renewal Lease Spreads

	Three Months Ended December 31, 2024		Year Ended December 31, 2024
	Sq Ft (in thousands)	Rental Rate Spread(1)	Sq Ft (in thousands)	Rental Rate Spread(1)
Canada	—	—%	499	93%
United States	1,034	15%	3,603	14%
Austria	—	—%	5,349	9%
Germany	—	—%	308	—%
Netherlands	32	—%	199	—%
Total	1,066	14%	9,958	15%
(1)     Rental rate spread (%) is calculated as the difference in renewal rent over expiring rent.

The leasing activity in United States for the three months ended December 31, 2024 represents a fair market rent lease renewal and a short-term fixed rate lease extension in the United States.
52 Granite REIT 2024

The leasing activity in Netherlands for the three months ended December 31, 2024 represents one short-term/month-to-month lease renewal at Granite’s property in Utrecht.

The leasing activity in Canada for the year ended December 31, 2024 represents two fair market rent lease renewals in the GTA. The leasing activity in the United States for the year ended December 31, 2024 represents five fair market rent lease renewals, three new leases, and one short-term fixed rate lease extension. The leasing activity in Austria for the year ended December 31, 2024 represents four contractual lease renewals. The leasing activity in Germany for the year ended December 31, 2024 represents one contractual fixed rate lease renewal. The leasing activity in Netherlands for the year ended December 31, 2024 represents ten renewals of short-term/month-to-month leases at Granite’s property in Utrecht.

In-Place Rental Rates

The following table summarizes the weighted average in-place rent by region:

Weighted Average In-Place Rent (Per Sq Ft)(1)(2)
	December 31, 2024	September 30, 2024	December 31, 2023	WALT (years)(3)
Canada	$12.00	$11.92	$10.77	6.6
United States	$5.02	$4.96	$4.82	5.5
Austria	€6.45	€6.45	€5.64	7.2
Germany	€5.42	€5.40	€5.34	5.6
Netherlands	€5.54	€5.49	€5.44	5.3
(1)     Amounts shown in local currency.
(2)     Weighted average in-place rent is calculated as the weighted average contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, divided by the total occupied area.
(3)     Weighted average lease term-to-maturity as at December 31, 2024.

As at December 31, 2024, the weighted average in-place rental rates increased in all jurisdictions when compared with the rates noted in September 30, 2024 and December 31, 2023. The increases are driven by lease renewals, new leasing at Granite’s completed developments, and fixed contractual and consumer price index rent escalations, capturing strong positive rental rate spreads in these regions.

Granite REIT 2024 53

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,123.4 million as at December 31, 2024 compared to $1,113.2 million at December 31, 2023, as summarized below:

Sources of Available Liquidity
As at December 31,	2024	2023
Cash and cash equivalents	$126.2	$116.1
Unused portion of Credit Facility	997.2	997.1
Available liquidity (1)	$1,123.4	$1,113.2
Additional sources of liquidity:
Unencumbered assets(2)	$9,397.3	$8,808.1
(1)    Represents a non-GAAP performance measure. For definitions of Granite’s non-GAAP performance measures, refer to the section “NON-GAAP PERFORMANCE MEASURES”.
(2)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Granite intends to use its available liquidity to fund potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects, to refinance or repay its unsecured debt maturities, and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

54 Granite REIT 2024

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2024	2023	$ change	2024	2023	$ change
Cash and cash equivalents, beginning of period	$133.5	$158.3	(24.8)	$116.1	$135.1	(19.0)
Cash provided by operating activities	71.2	76.0	(4.8)	338.6	313.1	25.5
Cash used in investing activities	(15.9)	(18.2)	2.3	(65.4)	(128.1)	62.7
Cash used in financing activities	(66.0)	(99.1)	33.1	(267.5)	(203.1)	(64.4)
Effect of exchange rate changes on cash and cash equivalents	3.4	(0.9)	4.3	4.4	(0.9)	5.3
Cash and cash equivalents, end of period	$126.2	$116.1	10.1	$126.2	$116.1	10.1

Operating Activities

During the three month period ended December 31, 2024, operating activities generated cash of $71.2 million compared to $76.0 million in the prior year period. The decrease of $4.8 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase of $13.1 million of cash used in working capital changes primarily due to timing of payments and receipts;
•an increase of $1.7 million primarily relating to corporate restructuring costs;
•a decrease of $1.0 million in interest income generally due to lower interest rates and lower invested cash balances in the current year period relative to the prior year period, primarily due to less interest income earned from the investment of net proceeds received from the issuance of the October 2029 Debentures on October 4, 2024 that were held in interest bearing investment accounts until the repayment of the 2024 Term Loan upon maturity on December 19, 2024 when compared to the interest income in the prior year period from the investment of net proceeds received from the issuance of the April 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the 2023 Debentures upon maturity on November 30, 2023; and
•an increase of $0.9 million in interest paid primarily due to the issuance of the April 2029 Debentures in October 2023, partially offset by the repayment of the 2023 Debentures in November 2023, and the early repayment of the 2025 Term Loan in October 2024, partially offset by;
•an increase in NOI - cash basis of $10.6 million;
•an increase of $1.8 million in cash foreign exchange gains; and
•a decrease of $0.3 million in general and administrative expenses, excluding the impact of unit-based compensation.

During the year ended December 31, 2024, operating activities generated cash of $338.6 million compared to $313.1 million in the prior year period. The increase of $25.5 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
Granite REIT 2024 55

•an increase in NOI - cash basis of $36.9 million;
•an increase of $2.0 million in cash foreign exchange gains;
•a decrease of $0.9 million in general and administrative expenses, excluding the impact of unit-based compensation; and
•an increase of $0.5 million in lease termination and close-out fees, partially offset by;
•an increase of $7.0 million in interest paid primarily due to the issuance of the April 2029 Debentures in October 2023, the drawdown of the September 2026 Term Loan in September 2023, partially offset by the full repayment of the Credit Facility in September 2023, the repayment of the secured construction loan relating to the Houston, Texas development property in June 2023, the repayment of the 2023 Debentures in November 2023, the amendment executed on the December 2026 Term Loan interest payment terms in February 2024, and the early repayment of the 2025 Term Loan in October 2024;
•an increase of $3.5 million primarily relating to corporate restructuring costs;
•an increase of $3.0 million from cash used in working capital changes primarily due to timing of payments and receipts; and
•a decrease of $0.6 million in interest income generally due to lower interest rates and lower invested cash balances in the current year period relative to the prior year period, primarily due to less interest income earned from the investment of net proceeds received from the issuance of the October 2029 Debentures on October 4, 2024 that were held in interest bearing investment accounts until the repayment of the 2024 Term Loan upon maturity on December 19, 2024 when compared to the interest income in the prior year period from the investment of net proceeds received from the issuance of the April 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the 2023 Debentures upon maturity on November 30, 2023.

Investing Activities

Investing activities for the three month period ended December 31, 2024 used cash of $15.9 million and primarily related to the following:
•additions to income-producing properties paid of $9.2 million primarily attributable to ongoing maintenance and expansion capital in Canada, and the United States;
•additions to development properties paid of $0.5 million, primarily attributable to Granite’s ongoing development projects in Canada and the United States;
•tenant allowances paid of $1.4 million primarily relating to tenant improvement activity for properties in the United States; and
•leasing costs paid of $4.7 million primarily relating to leasing activity at properties in the United States and Canada.

Investing activities for the three month period ended December 31, 2023 used cash of $18.2 million and primarily related to the following:
•additions to development properties paid of $13.2 million, primarily attributable to Granite’s development projects in the United States and Canada;
•tenant allowances paid of $3.9 million primarily relating to tenant improvement activity for properties in the United States; and
56 Granite REIT 2024

•leasing costs paid of $2.4 million primarily relating to leasing activity at properties in the United States.

Investing activities for the year ended December 31, 2024 used cash of $65.4 million and primarily related to the following:
•additions to income-producing properties paid of $47.7 million primarily attributable to two expansion projects in Canada and Netherlands completed in the third quarter of 2024, and the ongoing maintenance capital in the United States, Canada and Europe;
•leasing costs paid of $7.0 million largely relating to leasing activity for properties in the United States and Canada;
•tenant allowances paid of $6.4 million primarily related to tenant improvement activity for properties in the United States;
•additions to development properties paid of $3.3 million, primarily attributable to Granite’s development projects in Canada and the United States; and
•the final settlement relating to a previously completed acquisition of $0.8 million.

Investing activities for the year ended December 31, 2023 used cash of $128.1 million and primarily related to the following:
•the acquisitions of two income-producing properties in the United States and the settlement of other acquisition related liabilities for $102.8 million;
•additions to development properties paid of $71.1 million, primarily attributable to Granite’s development projects in the United States and Canada;
•additions to income-producing properties paid of $59.8 million primarily attributable to ongoing maintenance and expansion capital in Canada, the United States and Europe;
•leasing costs paid of $6.0 million primarily relating to leasing activity for properties in the United States; and
•tenant allowances paid of $6.0 million primarily related to tenant improvement activity for properties in the United States, partially offset by;
•loan repayment received of $69.3 million in conjunction with the closing of the acquisitions of two industrial properties in the United States; and
•net proceeds of $43.8 million received from the dispositions of two income-producing properties in the United States and Canada.

Financing Activities

Cash used in financing activities for the three month period ended December 31, 2024 of $66.0 million was primarily comprised of $51.8 million of monthly distribution payments, $823.8 million used for the repayment of the 2025 Term Loan, the repayment of the 2024 Term Loan and the partial repayment of the September 2026 Term Loan, and $1.6 million used for the repurchase of units under the NCIB, partially offset by $795.7 million of net proceeds received from the issuance of the 2031 Debentures and the October 2029 Debentures, and the settlement proceeds received on the 2024 Cross Currency Interest Rate Swap of $15.9 million.
Granite REIT 2024 57

Cash used in financing activities for the three month period ended December 31, 2023 of $99.1 million largely comprised of $50.9 million of monthly distribution payments, $400.0 million used for the redemption of the 2023 Debentures and the settlement of the related 2023 Cross Currency Interest Rate Swap of $18.5 million and $27.0 million used for the repurchase of units under the NCIB, partially offset by $397.5 million of net proceeds received from the April 2029 Debentures.
Cash used in financing activities for the year ended December 31, 2024 of $267.5 million was largely comprised of $207.9 million of monthly distribution payments, $823.8 million used for the repayment of the 2025 Term Loan, the repayment of the 2024 Term Loan and the partial repayment of the September 2026 Term Loan, and $45.8 million used for the repurchase of units under the NCIB, partially offset by $795.7 million of net proceeds received from the issuance of the 2031 Debentures and the October 2029 Debentures, and the settlement proceeds received on the 2024 Cross Currency Interest Rate Swap of $15.9 million.

Cash used in financing activities for the year ended December 31, 2023 of $203.1 million was largely comprised of $203.9 million of monthly distribution payments, $50.6 million relating to the full repayment of the secured construction loan, net of advances, $91.3 million used for the full repayment of the Credit Facility, $400.0 million used for the redemption of the 2023 Debentures, $18.5 million used for the settlement of the related 2023 Cross Currency Interest Rate Swap, and $27.0 million used for the repurchase of units under the NCIB, partially offset by $102.1 million of net proceeds received from the full drawdown of the September 2026 Term Loan, $90.2 million of draws on the Credit Facility, and $397.5 million of net proceeds received from the April 2029 Debentures.
58 Granite REIT 2024

Debt Structure

Granite’s debt structure and key debt metrics as at December 31, 2024 and December 31, 2023 were as follows:

Summary Debt Structure and Debt Metrics
As at December 31,		2024	2023
Unsecured debt, net		$3,078.5	$3,066.0
Derivatives, net (4)		(25.1)	(100.8)
Lease obligations		34.4	33.2
Total unsecured debt	[A]	$3,087.8	$2,998.4
Secured debt		—	—
Total debt (1)(4)	[B]	$3,087.8	$2,998.4
Less: cash and cash equivalents		126.2	116.1
Net debt(1)(4)	[C]	$2,961.6	$2,882.3
Investment properties	[D]	$9,397.3	$8,808.1
Unencumbered Assets(5)	[E]	$9,397.3	$8,808.1
Trailing 12-month adjusted EBITDA(1)	[F]	$437.4	$392.6
Interest expense		$89.9	$78.7
Interest income		(7.1)	(7.7)
Trailing 12-month interest expense, net	[G]	$82.8	$71.0

Debt metrics
Leverage ratio(2)	[B]/[D]	33%	34%
Net leverage ratio(2)	[C]/[D]	32%	33%
Interest coverage ratio(2)	[F]/[G]	5.3x	5.5x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.0x	2.9x
Indebtedness ratio(2)	[B]/[F]	7.1x	7.6x
Weighted average cost of debt(3)		2.74%	2.59%
Weighted average debt term-to-maturity, in years(3)		4.3	3.9
Ratings and outlook
Morningstar DBRS		BBB (high) stable	BBB (high) stable
Moody’s(6)		Baa2 Stable	Baa2 Stable
(1)    Represents a non-GAAP measure. For definitions of Granite’s non-GAAP measures, refer to the section “NON-GAAP PERFORMANCE MEASURES”.
(2)     Represents a non-GAAP ratio. For definitions of Granite’s non-GAAP ratios, refer to the section “NON-GAAP RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.
(6)    Refer to section “SIGNIFICANT MATTERS - Subsequent Events”.

Granite REIT 2024 59

Unsecured Debt

2031 Debentures

On October 4, 2024, Granite LP issued $550.0 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031 (the "2031 Debentures"). Interest on the 2031 Debentures is payable semi-annually in arrears on April 4 and October 4 of each year. As at December 31, 2024, all of the 2031 Debentures remained outstanding and the balance, net of deferred financing costs, was $547.1 million.

October 2029 Debentures

On October 4, 2024, Granite LP issued $250.0 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the "October 2029 Debentures"). Interest on the October 2029 Debentures is payable semi-annually in arrears on April 4 and October 4 of each year. As at December 31, 2024, all of the October 2029 Debentures remained outstanding and the balance, net of deferred financing costs, was $248.7 million.

April 2029 Debentures

On October 12, 2023, Granite LP issued $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “April 2029 Debentures”). Interest on the April 2029 Debentures is payable semi-annually in arrears on April 12 and October 12 of each year. As at December 31, 2024, all of the 2029 Debentures remained outstanding and the balance, net of deferred financing costs, was $397.9 million.

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that will mature on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Euro Interbank Offered Rate (“EURIBOR”) plus a margin and is payable monthly in arrears. On December 10, 2024, Granite LP repaid €10.0 million aggregate principal amount of the September 2026 Term Loan without penalty. In conjunction with the partial repayment, a €10.0 million portion of the September 2026 Interest Rate Swap was terminated and the related mark to market liability of €0.2 million was settled. As at December 31, 2024, €60.0 million has been drawn and the balance, net of deferred financing costs, was $89.3 million.

2025 Term Loan

On September 15, 2022, Granite LP entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility maturing on September 15, 2025 (the “2025 Term Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid could not be re-borrowed. Interest on drawn amounts was calculated based on Secured Overnight Financing Rate ("SOFR") plus an applicable margin determined by reference to the external credit rating of Granite LP and was payable monthly in arrears. On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term
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Loan without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset of US$0.6 million was settled.

2028 Debentures

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. As at December 31, 2024, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.5 million.

2030 Debentures

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior unsecured debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. As at December 31, 2024, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.1 million.

2027 Debentures

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior unsecured debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. As at December 31, 2024, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.9 million.

December 2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew upon a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “December 2026 Term Loan”). The December 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed.

Interest on drawn amounts of the December 2026 Term Loan was initially based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP. As a result of the cessation of the publication of CDOR on June 28, 2024 and the Canadian financial benchmark being replaced by the Canadian Overnight Repo Rate Average (“CORRA”), on February 8, 2024, Granite amended the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from CDOR to CORRA including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy.

As at December 31, 2024, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.8 million.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew upon a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On
Granite REIT 2024 61

October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan was fully prepayable without penalty. Any amount repaid could not be re-borrowed.

Interest on drawn amounts of the 2024 Term Loan was initially based on the London Interbank Offered Rate (“LIBOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP, but as the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

On December 19, 2024, Granite LP repaid in full the outstanding US$185.0 million aggregate principal amount of the 2024 Term Loan. In conjunction with the repayment, the mark to market asset of US$10.8 million relating to the 2024 Cross Currency Interest Rate Swap was settled.

The 2027 Debentures, 2028 Debentures, April 2029 Debentures, October 2029 Debentures, 2030 Debentures, 2031 Debentures, September 2026 Term Loan and December 2026 Term Loan rank pari passu with all of the Granite LP’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

See also “SIGNIFICANT MATTERS - SUBSEQUENT EVENTS”.

Credit Facility

On March 27, 2024, the Trust amended the Credit Facility to extend the maturity date by one year to March 31, 2029, with a limit of $1.0 billion. As the administrator of CDOR ceased publication of CDOR on June 28, 2024 and the Canadian financial benchmark was replaced by CORRA, the Trust also amended the benchmark rates from CDOR to CORRA for Canadian dollar denominated draws, including a fixed spread for the basis difference between CDOR and CORRA. Such amendments to the benchmark rates resulted in no economic impact to Granite’s borrowing rates.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2029, the Trust has the option to extend the maturity date by one year to March 31, 2030, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at December 31, 2024, the Trust had no amount drawn and $2.8 million in letters of credit issued against the Credit Facility.

62 Granite REIT 2024

Derivatives

Granite has entered into derivatives including cross currency interest rate swaps and interest rate swaps to lower its overall cost of borrowings and to hedge its currency exposure. The below table summarizes Granite’s derivative arrangements outstanding as at December 31, 2024 and December 31, 2023:

								December 31,	December 31,
As at								2024	2023
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2024 Cross Currency Interest Rate Swap (1)	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (4)	Dec. 19, 2024	$—	$9,042
2025 Interest Rate Swap (2) (3)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	—	4,847
September 2026 Interest Rate Swap (4) (5)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	(1,502)	(2,105)
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin (9)	Dec. 11, 2026	9,499	24,223
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	(13,255)	18,402
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(11,941)	(3,067)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	5,270	8,998
April 2029 Cross Currency Interest Rate Swap (6)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(5,594)	(3,257)
October 2029 Cross Currency Interest Rate Swap (7)	167,400	EUR	3.494%	250,000	CAD	3.999%	Oct. 4, 2029	(6)	—
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	42,606	43,730
								$25,077	$100,813
(1)On December 19, 2024, Granite LP repaid in full the outstanding US$185.0 million aggregate principal amount of the 2024 Term Loan. In conjunction with the repayment, the mark to market asset of US$10.8 million relating to the 2024 Cross Currency Interest Rate Swap was settled.
(2)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(3)On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset of US$0.6 million was settled.
(4)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the "September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(5)On December 10, 2024, Granite LP repaid €10.0 million aggregate principal amount of the September 2026 Term Loan without penalty. In conjunction with the partial repayment, a €10.0 million portion of the September 2026 Interest Rate Swap was terminated and the related mark to market liability of €0.2 million was settled.
(6)On October 12, 2023, Granite LP entered into a cross currency interest rate swap (the "April 2029 Cross Currency Interest Rate Swap") to exchange the Canadian dollar denominated principal and interest payments of the April 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(7)On October 4, 2024, Granite LP entered into a cross currency interest rate swap (the "October 2029 Cross Currency Interest Rate Swap”) to exchange the Canadian dollar denominated principal and interest payments of the October 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 3.494%.
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(8)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy. In combination with the 2024 Term Loan, the all-in effective fixed interest rate is 0.267%.
(9)On February 8, 2024, Granite amended the December 2026 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from CDOR to CORRA, including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy. In combination with the December 2026 Term Loan, the all-in effective fixed interest rate is 1.096%.

Debt Maturity Profile

As at December 31, 2024, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	—%	13%	16%	16%	21%	16%	18%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. Granite’s interest coverage ratio decreased slightly from 5.5x for the year ended December 31, 2023 to 5.3x as at December 31, 2024 as a result of a 17% increase in interest expense due to an increase in Granite’s weighted average cost of debt, partially offset by 11% EBITDA growth when comparing the two periods. Granite’s leverage ratio remains stable and consistent with December 31, 2023, along with continued improvement to its indebtedness ratio from December 31, 2023 to December 31, 2024 primarily attributable to the 11% growth in EBITDA. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, unsecured term loans, and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2024, Granite was in compliance with all of these covenants.

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Credit Ratings

On March 26, 2024, Morningstar DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2027 Debentures, the 2028 Debentures, the April 2029 Debentures, and the 2030 Debentures as BBB(high) with stable trends. On October 4, 2024, Morningstar DBRS assigned the credit rating on the October 2029 Debentures and the 2031 Debentures as BBB(high) with stable trends.

On September 20, 2024, Moody’s confirmed Granite LP’s Issuer Rating and the credit rating on the 2027 Debentures, the 2028 Debentures, the April 2029 Debentures, and the 2030 Debentures as Baa2 with a stable outlook. On October 4, 2024, Moody’s assigned the credit rating on the October 2029 Debentures and the 2031 Debentures as Baa2 (see “SIGNIFICANT MATTERS - Subsequent Events”).

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Units

As at February 26, 2025, the Trust had 62,265,784 units issued and outstanding.

As at February 26, 2025, the Trust had 117,135 restricted units (representing the right to receive 117,135 units) and 137,702 performance units (representing the right to receive a maximum of 275,404 units) outstanding under the Trust’s Executive Deferred Unit Plan. The Executive Deferred Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

As at February 26, 2025, the Trust had 165,842 deferred share units (representing the right to receive 165,842 units) outstanding under the Trust’s Director/Trustee Deferred Share Unit Plan.

Distributions

On November 6, 2024, Granite increased its targeted annualized distribution by 3.03% to $3.40 ($0.2833 per month) per unit from $3.30 ($0.2750 per month) per unit, which was effective upon the declaration of the distribution in respect of the month of December 2024 and was paid on January 15, 2025.

Total distributions declared to unitholders in the three month periods ended December 31, 2024 and 2023 were $52.2 million or $0.8333 per unit and $51.3 million or $0.8084 per unit, respectively. Total distributions declared to unitholders in the years ended December 31, 2024 and 2023 were $208.2 million or $3.3100 per unit and $204.3 million or $3.2100 per unit, respectively.

The distributions declared in January 2025 in the amount of $17.6 million or $0.2833 per unit were paid on February 14, 2025 and the distributions declared in February 2025 of $0.2833 per unit will be paid on March 14, 2025.

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Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023
Net Income	$84.8	$32.0	$361.9	$138.5
Cash flows provided by operating activities	71.2	76.0	338.6	313.1
Monthly cash distributions paid and payable	(52.2)	(51.3)	(208.2)	(204.3)
Cash flows from operating activities in excess of distributions paid and payable	$19.0	$24.7	$130.4	$108.8

Monthly distributions for the three month periods and years ended December 31, 2024 and 2023 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS Accounting Standards recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 22, 2024, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid. Following completion of the Arrangement, the NCIB has continued as a NCIB of Granite REIT for the purchase of units. Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the units under the NCIB during specified blackout periods.

Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase units for the period May 24, 2023 to May 23, 2024.
During the three months ended December 31, 2024, Granite repurchased 23,000 units at an average unit cost of $69.08 for total consideration of $1.6 million, excluding commissions and taxes on net repurchases of units. During the year ended December 31, 2024, Granite repurchased 667,300 units at an average unit cost of $68.64 for total consideration of $45.8 million, excluding commissions and taxes on net repurchases of units.

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During the three months and year ended December 31, 2023, Granite repurchased 392,700 units at an average unit cost of $68.73 for total consideration of $27.0 million, excluding commissions and taxes on net repurchases of units.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at December 31, 2024, the Trust had $2.8 million in letters of credit outstanding. As at December 31, 2024, the Trust's contractual commitments totaled $12.1 million which comprised of costs to complete its ongoing construction and development projects. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 7, 9 and 19 to the audited consolidated combined financial statements for the year ended December 31, 2024.

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, refer to note 18 of the audited consolidated combined financial statements for the year ended December 31, 2024.

NON-GAAP PERFORMANCE MEASURES

The following non-GAAP performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-GAAP performance measures are not defined by IFRS Accounting Standards and do not have standard meanings. The Trust’s method of calculating non-GAAP performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-GAAP performance measures may not be comparable with similar measures presented by other issuers.

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Funds from operations

FFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, foreign exchange gains (losses) on certain monetary items not forming part of a net investment in a foreign operation, deferred income taxes, corporate restructuring costs and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS Accounting Standards dated January 2022 (“REALPAC Guidelines”) except for the exclusion of corporate restructuring costs. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to unitholders. FFO is reconciled to net income, which is the most directly comparable GAAP measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.

Adjusted funds from operations

AFFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to unitholders including all adjustments used to calculate FFO noted above, and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines, except for the exclusion of corporate restructuring costs as noted above. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable GAAP measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable GAAP measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.
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Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as development properties or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

Constant currency same property NOI - cash basis

Constant currency same property NOI - cash basis is a non-GAAP performance measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

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Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income attributable to unitholders before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties, foreign exchange gains (losses) on certain monetary items not forming part of a net investment in a foreign operation, corporate restructuring costs and certain other items, net of non-controlling interests in such items. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended December 31,	2024	2023
Net income attributable to unitholders	$360.6	$136.7
Add (deduct):
Interest expense and other financing costs	89.9	78.7
Interest income	(7.1)	(7.7)
Income tax expense (recovery)	30.9	(9.5)
Depreciation and amortization	1.3	1.3
Lease termination and close-out fees	(0.5)	—
Fair value (gains) losses on investment properties, net	(53.0)	172.7
Fair value (gains) losses on financial instruments, net	(5.2)	17.3
Foreign exchange losses on certain monetary items	16.7	—
Corporate restructuring costs	3.5	—
Loss on sale of investment properties	—	1.5
Non-controlling interests relating to the above	0.3	1.6
Adjusted EBITDA	$437.4	$392.6

Available Liquidity

Available liquidity is a non-GAAP performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

Total Debt and Net Debt

Total debt is a non-GAAP performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

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NON-GAAP RATIOS

The following non-GAAP ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-GAAP ratios are not defined by IFRS Accounting Standards and do not have standard meanings. The Trust’s method of calculating non-GAAP ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-GAAP ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-GAAP performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended December 31,		Years Ended December 31,
		2024	2023	2024	2023
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$52.2	$51.3	$208.2	$204.3
FFO	[B]	92.7	81.2	343.9	317.6
AFFO	[C]	78.8	73.2	307.1	287.4

FFO payout ratio	[A]/[B]	56%	63%	61%	64%
AFFO payout ratio	[A]/[C]	66%	70%	68%	71%

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-GAAP performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-GAAP performance measure) divided by Adjusted EBITDA (a non-GAAP performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-GAAP performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s
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degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the consolidated combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could be materially different from those estimates and require an adjustment to the recognized amounts in the period of change.

The Trust’s material accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(j) of the audited consolidated combined financial statements for the year ended December 31, 2024. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited consolidated combined financial statements for the year ended December 31, 2024. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

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Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties was determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a reversionary value discounted back to present value using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. Granite does not value its investment properties based on these appraisals but uses them as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. There has been no change in the valuation methodology used during the year ended December 31, 2024. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the audited consolidated combined financial statements for the year ended December 31, 2024 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the consolidated combined balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

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The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the consolidated combined balance sheets and also the deferred income tax expense in the consolidated combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments became effective on January 1, 2024 and required retrospective application.

The Trust adopted the amendments to IAS 1 as of January 1, 2024 and there was no material impact to its consolidated combined financial statements.

Future Changes in Accounting Standards

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of profit or loss where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard also requires aggregation and disaggregation of information, and disclosure of management-defined performance measures in the notes to the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

The Trust is currently assessing the impact of IFRS 18 on its consolidated financial statements.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust’s disclosure controls and procedures as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 as of December 31, 2024 (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Trust’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust’s management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust’s internal control over financial reporting is a process designed by, or under the supervision of, the Trust’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust’s Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated combined financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated combined financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on the consolidated combined financial statements.

Under the supervision and with the participation of the Trust’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2024.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust’s audited consolidated combined financial statements as at and for the year ended December 31, 2024 and whose report is included in the Trust’s annual report for fiscal 2024, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Trust’s internal control over financial reporting as of December 31, 2024. The attestation report precedes the audited consolidated combined financial statements included in the Trust’s annual report for fiscal 2024.
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Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2024 that have materially affected, or that are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite’s management, including the President and Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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RISKS AND UNCERTAINTIES

Investing in the Trust’s units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedarplus.ca and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2024.

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QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23
Operating highlights(3)
Revenue	$148.0	$141.9	$140.3	$138.9	$129.8	$131.5	$130.3	$129.6
NOI - cash basis(1)	118.6	116.2	113.7	111.4	108.0	106.3	104.8	103.9
Fair value (losses) gains on investment properties, net	(1.5)	42.6	(0.8)	12.7	(33.0)	(53.2)	(13.5)	(73.0)
Net income attributable to unitholders	83.7	111.6	76.2	89.1	31.4	33.1	62.5	9.8
Cash provided by operating activities	71.2	106.7	76.7	84.0	76.0	85.2	67.9	84.0
FFO(1)	92.7	85.2	83.5	82.4	81.2	79.1	77.6	79.6
AFFO(1)	78.8	76.6	73.8	77.9	73.2	69.6	69.5	75.1
FFO payout ratio(2)	56%	61%	62%	63%	63%	64%	66%	64%
AFFO payout ratio(2)	66%	68%	70%	67%	70%	73%	73%	68%
Per unit amounts
Diluted FFO(1)	$1.47	$1.35	$1.32	$1.30	$1.27	$1.24	$1.21	$1.25
Diluted AFFO(1)	$1.25	$1.22	$1.17	$1.22	$1.15	$1.09	$1.09	$1.18
Monthly distributions paid	$0.83	$0.83	$0.83	$0.83	$0.80	$0.80	$0.80	$0.80
Diluted weighted average number of units	63.0	63.0	63.2	63.6	63.8	63.9	63.9	63.9
Financial highlights
Investment properties(4)	$9,397.3	$9,094.5	$9,035.6	$8,952.4	$8,808.1	$8,898.5	$8,833.1	$8,952.1
Assets held for sale	—	—	—	—	—	—	20.5	17.5
Cash and cash equivalents	126.2	133.5	101.3	139.9	116.1	158.3	119.2	117.2
Total debt(1)	3,087.8	3,080.5	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4	2,951.5
Total capital expenditures incurred	5.1	10.0	15.4	7.8	(1.8)	8.7	18.6	19.6
Total leasing costs and tenant improvements incurred	8.6	1.6	5.6	1.1	5.3	2.7	3.0	1.0
Property metrics(4)
Number of income-producing properties	138	138	138	138	137	137	137	133
GLA, square feet	63.3	63.3	63.3	63.3	62.9	62.9	62.9	62.1
Occupancy, by GLA	94.9%	94.3%	94.5%	95.0%	95.0%	95.6%	96.3%	97.8%
Weighted average lease term, years	5.7	5.9	5.9	6.1	6.2	6.4	6.5	6.7
(1)    For definitions of Granite’s non-GAAP performance measures, refer to the section “NON-GAAP PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-GAAP ratios, refer to the section “NON-GAAP RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS Accounting Standards. Net income attributable to unitholders primarily fluctuates from fair value gains (losses) on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the consolidated combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS Accounting Standards, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-GAAP PERFORMANCE MEASURES”, for further details.

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(in millions)	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23
Revenue	$148.0	$141.9	$140.3	$138.9	$129.8	$131.5	$130.3	$129.6
Less: Property operating costs	26.8	22.3	23.5	24.4	19.8	22.3	21.7	22.2
NOI	121.2	119.6	116.8	114.5	110.0	109.2	108.6	107.4
Add (deduct):
Lease termination and close-out fees	—	—	(0.5)	—	—	—	—	—
Straight-line rent amortization	(2.6)	(3.4)	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)	(4.6)
Tenant incentive amortization	—	—	—	0.1	1.1	1.1	1.1	1.1
NOI - cash basis	$118.6	$116.2	$113.7	$111.4	$108.0	$106.3	$104.8	$103.9

The following table reconciles net income attributable to unitholders, as determined in accordance with IFRS Accounting Standards, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-GAAP PERFORMANCE MEASURES”, for further details.

(in millions)	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23
Net income attributable to unitholders	$83.7	$111.6	$76.2	$89.1	$31.4	$33.1	$62.5	$9.8
Add (deduct):
Fair value losses (gains) on investment properties, net	1.5	(42.6)	0.8	(12.7)	33.0	53.2	13.5	73.0
Fair value (gains) losses on financial instruments	(12.6)	2.9	2.5	2.0	15.4	2.5	(1.1)	0.5
Foreign exchange losses on certain monetary items(1)	16.7	—	—	—	—	—	—	—
Loss on sale of investment properties	—	—	—	—	—	0.9	—	0.6
Deferred income tax expense (recovery)	3.7	9.3	5.4	3.8	0.9	(10.3)	5.4	(12.3)
Fair value remeasurement of the Executive Deferred Unit Plan	(0.7)	1.4	(1.2)	0.2	(0.4)	(0.7)	(0.4)	4.6
Fair value remeasurement of the Directors Deferred Unit Plan	(1.5)	1.8	(1.2)	—	0.4	(0.5)	(0.5)	1.3
Corporate restructuring costs(2)	1.7	0.7	0.9	0.2	—	—	—	—
Non-controlling interests relating to the above	0.2	0.1	0.1	(0.2)	0.5	0.9	(1.8)	2.1
FFO	$92.7	$85.2	$83.5	$82.4	$81.2	$79.1	$77.6	$79.6
Add (deduct):
Maintenance or improvement capital expenditures incurred	(4.3)	(3.7)	(5.8)	(0.6)	(0.9)	(4.5)	(2.2)	(0.1)
Leasing costs	(5.4)	(1.5)	(0.3)	(0.2)	(1.0)	(0.8)	(1.9)	(0.4)
Tenant allowances	(1.6)	—	(1.0)	(0.6)	(4.1)	(1.4)	(0.4)	(0.6)
Tenant incentive amortization	—	—	—	0.1	1.1	1.1	1.1	1.1
Straight-line rent amortization	(2.6)	(3.4)	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)	(4.6)
Non-controlling interests relating to the above	—	—	—	—	—	0.1	0.2	0.1
AFFO	$78.8	$76.6	$73.8	$77.9	$73.2	$69.6	$69.5	$75.1
(1)    Effective October 1, 2024, and in accordance with REALPAC Guidelines, Granite amended its definition of Funds From Operations (FFO) to exclude foreign exchange (gains) losses on certain monetary items not forming part of a net investment in a foreign operation that represent capital transactions impacting profit and loss (refer to “NON-GAAP PERFORMANCE MEASURES”). For the three months ended December 31, 2024, the losses relate to the de-designation of the 2024 Term Loan and the related forward contract hedging its maturity.
(2)    Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-GAAP PERFORMANCE MEASURES”). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.

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The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-GAAP PERFORMANCE MEASURES”, for further details.

(in millions)	Q4 '24	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23
Unsecured debt, net	$3,078.5	$3,088.9	$3,095.6	$3,085.8	$3,066.0	$3,085.3	$3,057.6	$2,983.8
Derivatives, net	(25.1)	(43.1)	(94.1)	(86.1)	(100.8)	(119.1)	(136.6)	(121.8)
Lease obligations	34.4	34.7	34.6	34.8	33.2	33.2	33.4	33.7
Total unsecured debt	3,087.8	3,080.5	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4	2,895.7
Secured debt	—	—	—	—	—	—	—	55.8
Total debt	$3,087.8	$3,080.5	$3,036.1	$3,034.5	$2,998.4	$2,999.4	$2,954.4	$2,951.5
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FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to advance its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's ability to execute on its strategic plan and its priorities in 2025; Granite's 2025 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; fluctuations in foreign currency exchange rates and the effect on Granite's revenues, expenses, cash flows, assets and liabilities; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of available liquidity, its ability to obtain secured funding against its unencumbered assets and its expectations regarding the funding of its ongoing operations and future growth; any future offerings under the Shelf Prospectuses; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.5 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; estimates regarding Granite's development properties and expansion projects, including square footage of construction, total construction costs and total costs; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; Granite’s ability to generate peak solar capacity on its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; the amount of any distributions; and the effect of any legal proceedings on Granite. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light
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of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2024 dated February 26, 2025, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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Audited Consolidated Combined Financial Statements
of Granite Real Estate Investment Trust

For the years ended December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated combined balance sheets of Granite Real Estate Investment Trust and subsidiaries (the "Trust") as at December 31, 2024 and 2023, the related consolidated combined statements of net income, comprehensive income, unitholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2025, expressed an unqualified opinion on the Trust's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Fair Value of Investment Properties – Refer to Notes 2(d), 2(m) Estimates and Assumptions (i) and 4 of the Financial Statements

Critical Audit Matter Description

The Trust has elected the fair value model for all investment properties and, accordingly, measures all investment properties at fair value subsequent to initial recognition on the balance sheet. The Trust primarily uses a discounted cash flow model to estimate the fair value of investment properties. The critical assumptions relating to the Trust's estimates of fair values of investment properties include expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices.

While there are several assumptions that are required to determine the fair value of all investment properties, the critical assumptions with the highest degree of subjectivity and impact on fair values are the expected future market rental rates, discount rates and capitalization rates, otherwise referred to herein as terminal capitalization rates. Auditing these critical assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the expected future market rental rates, discount rates and terminal capitalization rates used to determine the fair value of the investment properties included the following, among others:

•Evaluated the effectiveness of controls over determining investment properties’ fair value, including those over the determination of the expected future market rental rates, the discount rates and terminal capitalization rates.

•Evaluated the reasonableness of management’s forecast of expected future market rental rates by comparing management’s forecasts with historical results, internal communications to management and the Board of Trustees and contractual information, where applicable.

•With the assistance of our fair value specialists, evaluated the reasonableness of management’s forecast of expected future market rental rates, discount rates and terminal capitalization rates by considering recent market transactions and industry surveys.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2025

We have served as the Trust's auditor since 2012.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and subsidiaries (the “Trust") as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated combined financial statements as at and for the year ended December 31, 2024, of the Trust and our report dated February 26, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2025
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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust (the “Trust”) is responsible for the preparation and presentation of the consolidated combined financial statements and all information included in the 2024 Annual Report. The consolidated combined financial statements were prepared by management in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management’s best judgement in the circumstances. Financial information as presented elsewhere in the 2024 Annual Report has been prepared by management to ensure consistency with information contained in the consolidated combined financial statements. The consolidated combined financial statements have been audited by independent auditors and reviewed by the Audit Committee and approved by the Board of Trustees of Granite Real Estate Investment Trust.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust’s assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2024 and based on the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust’s President and Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), has provided a SOX-related certification in connection with the Trust’s annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with National Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust’s Audit Committee is appointed by the Board and is comprised solely of outside independent Trustees. The Audit Committee meets periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the consolidated combined financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports their findings to the Board for consideration when approving the consolidated combined financial statements for issuance to the unitholders.

The consolidated combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the unitholders. The Auditors’ Reports outline the nature of their examination and their opinion on the consolidated combined financial statements of the Trust and the effectiveness of the Trust’s internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committee.

Kevan Gorrie	Teresa Neto
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
February 26, 2025
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Consolidated Combined Balance Sheets
(Canadian dollars in thousands)

As at December 31,	Note	2024	2023
ASSETS

Non-current assets:
Investment properties	4	$9,397,286	$8,808,139
Deferred tax assets	13(c)	668	639
Fixed assets, net		3,914	3,146
Derivatives	7(c)	57,375	100,200
Other assets	6	2,499	2,555
		9,461,742	8,914,679

Current assets:
Derivative	7(c)	—	9,042
Accounts receivable		18,347	12,166
Income taxes receivable		534	589
Prepaid expenses and other		12,947	13,767
Cash and cash equivalents	15(d)	126,175	116,134

Total assets		$9,619,745	$9,066,377

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	7(a),7(b)	$3,078,453	$2,821,849
Derivatives	7(c)	32,298	8,429
Long-term portion of lease obligations	8	33,442	32,416
Deferred tax liabilities	13(c)	591,896	535,551
		3,736,089	3,398,245

Current liabilities:
Unsecured debt, net	7(b)	—	244,133
Deferred revenue	9	18,685	17,810
Accounts payable and accrued liabilities	9	99,074	94,336
Distributions payable	10	17,762	17,415
Short-term portion of lease obligations	8	945	765
Income taxes payable		10,561	10,032

Total liabilities		3,883,116	3,782,736

Equity:
Unitholders’ equity	11	5,728,236	5,276,951
Non-controlling interests		8,393	6,690
Total equity		5,736,629	5,283,641
Total liabilities and equity		$9,619,745	$9,066,377

Commitments and contingencies (note 19)        On behalf of the Board:
See accompanying notes
/s/ Kelly Marshall            /s/ Emily Pang
Director/Trustee            Director/Trustee
88 Granite REIT 2024

Consolidated Combined Statements of Net Income
(Canadian dollars in thousands)

Years ended December 31,	Note	2024	2023

Rental revenue	12(a)	$568,643	$521,250
Lease termination and close-out fees		496	—
Revenue		569,139	521,250
Property operating costs	12(b)	97,153	86,012
Net operating income		471,986	435,238

General and administrative expenses	12(c)	38,909	41,440
Depreciation and amortization		1,289	1,272
Interest income		(7,073)	(7,708)
Interest expense and other financing costs	12(d)	89,898	78,717
Foreign exchange losses, net		14,410	1,033
Fair value (gains) losses on investment properties, net	4	(53,037)	172,676
Fair value (gains) losses on financial instruments, net	12(e)	(5,166)	17,296
Loss on sale of investment properties	5	—	1,505
Income before income taxes		392,756	129,007
Income tax expense (recovery)	13	30,874	(9,489)
Net income		$361,882	$138,496

Net income attributable to:
Unitholders		$360,609	$136,662
Non-controlling interests		1,273	1,834
		$361,882	$138,496

See accompanying notes
Granite REIT 2024 89

Consolidated Combined Statements of Comprehensive Income
(Canadian dollars in thousands)

Years ended December 31,	Note	2024	2023

Net income		$361,882	$138,496
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		432,233	(88,572)
Unrealized loss on net investment hedges, including income taxes of nil(1)	7(c)	(88,703)	(18,810)
Total other comprehensive income (loss)		343,530	(107,382)
Comprehensive income		$705,412	$31,114
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective (note 2(h)).

Comprehensive income attributable to:
Unitholders		$703,521	$29,550
Non-controlling interests		1,891	1,564
		$705,412	$31,114

See accompanying notes

90 Granite REIT 2024

Consolidated Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)

Year Ended December 31, 2024
	Number of units (000s)	Value of units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Unitholders' equity	Non- controlling interests	Equity
As at January 1,2024	63,356	$3,330,533	$5,250	$1,634,748	$306,420	$5,276,951	$6,690	$5,283,641
Net income	—	—	—	360,609	—	360,609	1,273	361,882
Other comprehensive income	—	—	—	—	342,912	342,912	618	343,530
Distributions (note 10)	—	—	—	(208,198)	—	(208,198)	(213)	(208,411)
Contributions from non-controlling interests	—	—	—	—	—	—	25	25
Units issued under the unit plan (note 11(b))	36	2,675	—	—	—	2,675	—	2,675
Units repurchased for cancellation (note 11(c))	(667)	(41,463)	(5,250)	—	—	(46,713)	—	(46,713)
As at December 31, 2024	62,725	$3,291,745	$—	$1,787,159	$649,332	$5,728,236	$8,393	$5,736,629

Year Ended December 31, 2023
	Number of units (000s)	Value of units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Unitholders' equity	Non- controlling interests	Equity
As at January 1, 2023	63,708	$3,347,822	$11,601	$1,702,420	$413,532	$5,475,375	$4,972	$5,480,347
Net income	—	—	—	136,662	—	136,662	1,834	138,496
Other comprehensive loss	—	—	—	—	(107,112)	(107,112)	(270)	(107,382)
Distributions (note 10)	—	—	—	(204,334)	—	(204,334)	(40)	(204,374)
Contributions from non-controlling interests	—	—	—	—	—	—	194	194
Units issued under the unit plan (note 11(b))	41	3,354	—	—	—	3,354	—	3,354
Units repurchased for cancellation (note 11(c))	(393)	(20,643)	(6,351)	—	—	(26,994)	—	(26,994)
As at December 31, 2023	63,356	$3,330,533	$5,250	$1,634,748	$306,420	$5,276,951	$6,690	$5,283,641

See accompanying notes
Granite REIT 2024 91

Consolidated Combined Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note	2024	2023
OPERATING ACTIVITIES

Net income		$361,882	$138,496
Items not involving operating cash flows	15(a)	(22,868)	177,001
Current income tax expense	13(a)	8,696	6,706
Income taxes paid		(8,315)	(8,258)
Interest expense		86,433	76,359
Interest paid		(79,480)	(72,460)
Changes in working capital balances	15(b)	(7,739)	(4,663)
Cash provided by operating activities		338,609	313,181
INVESTING ACTIVITIES

Investment properties:
Acquisitions, deposits and transactions costs, net	3	(829)	(102,761)
Proceeds from disposal, net	5	—	43,773
Leasing costs paid		(7,040)	(5,973)
Tenant allowances paid		(6,467)	(6,005)
Additions to income-producing properties		(47,742)	(59,825)
Additions to development properties		(3,332)	(71,132)
Construction funds released from escrow		75	4,819
Loan receivable repayment, net		—	69,262
Fixed asset additions, net		(125)	(285)
Cash used in investing activities		(65,460)	(128,127)
FINANCING ACTIVITIES

Monthly distributions paid		(207,851)	(203,910)
Proceeds from unsecured term loan, net of financing costs	7(b)	—	102,060
Proceeds from unsecured debentures, net of financing costs	7(b)	795,712	397,536
Repayments of unsecured term loans	7(b)	(823,798)	—
Repayment of unsecured debentures	7(b)	—	(400,000)
Settlements of derivatives	7(c)	15,906	(18,495)
Proceeds from unsecured credit facility draws		—	90,234
Repayment of unsecured credit facility draws		—	(91,254)
Proceeds from secured debt		—	5,634
Repayment of secured debt		—	(56,234)
Repayment of lease obligations		(888)	(730)
Financing costs paid		(555)	(917)
Distributions to non-controlling interests		(213)	(40)
Repurchase of units	11(c)	(45,808)	(26,994)
Cash used in financing activities		(267,495)	(203,110)
Effect of exchange rate changes on cash and cash equivalents		4,387	(891)
Net increase (decrease) in cash and cash equivalents during the year		10,041	(18,947)
Cash and cash equivalents, beginning of the year		116,134	135,081
Cash and cash equivalents, end of the year		$126,175	$116,134

See accompanying notes
92 Granite REIT 2024

Notes to Consolidated Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units ("stapled units"), each of which consisted of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 as subsequently amended and restated on October 1, 2024. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries carried on the business previously conducted by Granite Co.

On April 15, 2024, Granite REIT and Granite GP announced the proposal to simplify its capital structure by replacing its stapled unit structure with a conventional REIT trust unit structure (the "Arrangement"). Prior to the Arrangement, the unitholders of Granite REIT and Granite GP ("stapled unitholders") held stapled units. In the Arrangement (i) the two components of each stapled unit were uncoupled, (ii) each common share of Granite GP was automatically exchanged for a fractional Granite REIT unit and (iii) the Granite REIT units were consolidated back to the number of stapled units outstanding before the exchange occurred. On June 6, 2024, the Arrangement was approved by stapled unitholders at the Joint Annual General and Special Meetings of Stapled Unitholders. On June 10, 2024, Granite REIT and Granite GP received a final order from the Supreme Court of British Columbia approving the plan of Arrangement.

On October 1, 2024, the Arrangement was completed. As a result of and immediately following the Arrangement, each unitholder of Granite REIT ("unitholder") now holds a number of Granite REIT units ("units") equal to the number of stapled units held prior to the completion of the Arrangement, and Granite GP became a wholly-owned subsidiary of Granite REIT. The stapled units were delisted from the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), and the units trade on the TSX and the NYSE under the same ticker symbols "GRT.UN" and "GRP.U", respectively. Granite REIT and its subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite REIT and Granite GP.

The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

Granite REIT 2024 93

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies described below were applied consistently to all periods presented in these consolidated combined financial statements.

(a) Basis of Presentation and Statement of Compliance

The consolidated combined financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards” or "GAAP").

These consolidated combined financial statements were approved by the Board of Trustees of Granite REIT on February 26, 2025.

(b) Consolidated Combined Financial Statements and Basis of Consolidation

Prior to the completion of the Arrangement described in note 1, the Trust did not have a single parent; however, each unit of Granite REIT and each share of Granite GP traded as a single stapled unit and accordingly, Granite REIT and Granite GP had identical ownership. Subsidiaries were consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control was obtained. Subsidiaries continued to be consolidated until the date that such control ceased. Control existed when Granite GP or Granite REIT had power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generated.

The consolidated combined financial statements include the results of Granite REIT and Granite GP up to September 30, 2024, the last day before Granite GP became a wholly-owned subsidiary of Granite REIT. The comparative period ended December 31, 2023 continues to reflect the financial position and results of Granite REIT and Granite GP as previously reported on a combined basis. For the periods prior to October 1, 2024, references to "units" should be read as "stapled units" and "unitholders" should be read as "stapled unitholders".

Following the completion of the Arrangement, Granite GP became a wholly-owned subsidiary of Granite REIT. The consolidated combined financial statements include the assets, liabilities and results of Granite REIT and its subsidiaries. Subsidiaries are consolidated from the date Granite REIT obtained control and continue to be consolidated until the date that such control ceases. Control exists when Granite REIT has power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany transactions, balances, and unrealized gains and losses on intercompany transactions are eliminated on consolidation.

(c)Granite REIT Units

The units are redeemable at the option of the holder and, therefore, are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are, therefore, presented as equity on the consolidated combined balance sheets.

94 Granite REIT 2024

(d) Investment Properties

The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40, Investment Property. Properties under development and land held for development are combined and disclosed as development properties in note 4. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

Income-Producing Properties

The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant incentives and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs, and the carrying amount of the property and is recognized in net income in the period of disposal.

Properties Under Development

The Trust’s properties under development are classified as such until the property is substantially completed and available for occupancy. The initial cost of properties under development includes the acquisition cost of the land and direct development or expansion costs, including construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust’s average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property, if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are wholly attributable to a project are capitalized as incurred.

If considered reliably measurable, properties under development are carried at fair value. Properties under development are measured at cost if fair value is not reliably measurable. In determining the fair value of properties under development consideration is given to, among other things, remaining construction costs, development risk, the stage of project completion and the reliability of cash inflows after project completion.

(e)Business Combinations

The Trust accounts for property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state
Granite REIT 2024 95

for the purpose of providing a return to unitholders. In accordance with IFRS 3, Business Combinations, the acquired set of activities and assets in an acquisition must include an input and a substantive process to qualify as a business. IFRS 3 provides for an optional concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the acquisition date.

The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Acquisition related costs are expensed as incurred.

Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in net income.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration transferred is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)Assets Held for Sale

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale and the sale is highly probable to occur within one year.

(g)Foreign Currency Translation

The assets and liabilities of the Trust’s foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income (loss) and accumulated in equity.

In preparing the financial statements of each entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange
96 Granite REIT 2024

differences on monetary items are recognized in net income in the period in which they arise except for:
•The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks are recognized in other comprehensive income (loss);
•Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income (loss); and
•Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction are recognized in investment properties.

(h)Financial Instruments and Hedging

Financial Assets and Financial Liabilities

The following summarizes the Trust’s classification and measurement basis of its financial assets and liabilities:

Classification and Measurement Basis
Financial assets
Long-term receivables included in other assets	Amortized Cost
Derivatives	Fair Value
Accounts receivable	Amortized Cost
Foreign exchange collar contracts	Fair Value
Cash and cash equivalents	Amortized Cost

Financial liabilities
Unsecured debentures, net	Amortized Cost
Unsecured term loans, net	Amortized Cost
Derivatives	Fair Value
Accounts payable and accrued liabilities	Amortized Cost
Foreign exchange collar contracts	Fair Value
Distributions payable	Amortized Cost

The Trust recognizes an allowance for expected credit losses (“ECL”) for financial assets measured at amortized cost. The impact of the credit loss modeling process is summarized as follows:
•The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.
•The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

Granite REIT 2024 97

For financial liabilities measured at amortized cost, the liability is amortized using the effective interest rate method. Under the effective interest rate method, any transaction fees, costs, discounts and premiums directly related to the financial liabilities are recognized in net income over the expected life of the obligation.

In regards to modifications to financial liabilities, when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability as a result of the modification or exchange is recognized in net income.

Derivatives and Hedging

Derivative instruments, such as the cross currency interest rate swaps, interest rate swaps and foreign exchange collar contracts, are recorded in the consolidated combined balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the consolidated combined statements of net income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of gains or losses on the hedging instruments is recognized in other comprehensive income (loss) and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(i)Leases

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date, in accordance with IFRS 16, Leases. The Trust accounts for its right-of-use assets that do not meet the definition of investment property as fixed assets. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is initially measured at cost and subsequently measured at fair value (note 2(d)).

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

98 Granite REIT 2024

(j)Revenue Recognition

Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust’s rental properties have been transferred to its tenants, the Trust’s leases are accounted for as finance leases. All of the Trust’s current leases are operating leases.

Revenue from investment properties includes base rents earned from tenants under lease agreements, property tax and operating cost recoveries and other incidental income. Rents from tenants may contain rent escalation clauses or free rent periods which are recognized in revenue on a straight-line basis over the term of the lease. The difference between the revenue recognized and the contractual rent is included in investment properties as straight-line rents receivable. In addition, tenant incentives including cash allowances provided to tenants are recognized as a reduction in rental revenue on a straight-line basis over the term of the lease where it is determined that the tenant fixturing has no benefit to the property beyond the existing tenancy. Property tax and operating cost recoveries from tenants are recognized as revenue in the period in which applicable costs are incurred.

(k)Unit-based Compensation Plans

Executive Deferred Unit Plan

The executive deferred unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred units granted under the plan is recognized in general and administrative expenses with a corresponding liability recognized based upon the fair value of the Granite REIT units as the Trust is an open-ended trust making its units redeemable. During the period in which the executive deferred units are outstanding, for grants with no performance criteria, the liability is adjusted for changes in the market value of the Granite REIT units, and for grants with performance criteria, the liability is measured at fair value using the Monte Carlo simulation model (note 11), with both such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred units are forfeited or settled for units and recorded in equity.

Director/Trustee Deferred Share Unit Plan

The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan are measured based on the market value of the underlying Granite REIT units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying Granite REIT units, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur. The liability balance is settled for cash or units when a director/trustee ceases to be a member of the Board.

(l)Income Taxes

Operations in Canada

Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the “Act”) and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT
Granite REIT 2024 99

for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

The Trust’s qualification as a REIT results in no current or deferred income tax being recognized in the consolidated combined financial statements for income taxes related to the Canadian investment properties.

Operations in the United States

The Trust’s investment property operations in the United States are conducted in a qualifying United States REIT (“US REIT”) for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the consolidated combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

Operations in Europe

The Trust consolidates certain entities that continue to be subject to income tax.

Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

Current Income Tax

The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

Deferred Income Tax

Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported on the consolidated combined financial statements. Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax assets are recognized to the extent that it is probable that deductions, tax credits or tax losses will be utilized.

Each of the current and deferred tax assets and liabilities are offset when they are levied by the same taxation authority in either the same taxable entity or different taxable entities within the same reporting group that settle on a net basis.

(m) Significant Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes.

100 Granite REIT 2024

Management believes that the judgments, estimates and assumptions utilized in preparing the consolidated combined financial statements are reasonable and prudent; however, actual results could be materially different from those estimates and require an adjustment to the recognized amounts in the period of change.

Judgments

The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated combined financial statements:

(i) Leases

The Trust’s policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

(ii) Investment Properties

The Trust’s policy relating to investment properties is described in note 2(d). In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

(iii) Income Taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities include the following:

(i) Valuation of Investment Properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a subsequent reversionary value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not value its investment properties based on these appraisals but uses them as data points, alongside other external
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market information for management to arrive at its own conclusions on values. Management receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of the Trust’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 for further information on the estimates and assumptions made by management.

(ii) Fair Value of Financial Instruments

Where the fair value of financial assets or liabilities recorded on the consolidated combined balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

(iii) Income Taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, the interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimate can result in changes in deferred tax assets or liabilities as reported in the consolidated combined balance sheets and also the deferred income tax expense in the consolidated combined statements of net income.

(n)Accounting Standards Adopted in 2024

Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the
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counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments became effective on January 1, 2024 and required retrospective application.

The Trust adopted the amendments to IAS 1 as of January 1, 2024 and there was no material impact to its consolidated combined financial statements.

(o)Future Changes in Accounting Standards

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of profit or loss where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard also requires aggregation and disaggregation of information, and disclosure of management-defined performance measures in the notes to the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

The Trust is currently assessing the impact of IFRS 18 on its consolidated financial statements.

3.	ACQUISITIONS

During the year ended December 31, 2024, Granite did not acquire any properties. During the year ended December 31, 2023, Granite made the following property acquisitions:

2023 Acquisitions
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
10144 Veterans Dr.	Avon, USA	March 30, 2023	$72,806	$128	$72,934
10207 Veterans Dr.	Avon, USA	March 30, 2023	34,089	102	34,191
			$106,895	$230	$107,125

During the year ended December 31, 2024, there were no transaction costs. During the year ended December 31, 2023, transaction costs of $0.2 million, which included legal and advisory costs, were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value (gains) losses on investment properties on the consolidated combined statements of net income as a result of measuring the properties at fair value.

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4.	INVESTMENT PROPERTIES

As at December 31,	2024	2023

Income-producing properties	$9,297,137	$8,641,352
Development properties(1)	100,149	166,787
	$9,397,286	$8,808,139
(1) Development properties include properties under development and land held for development.

Changes in investment properties are shown in the following table:

Years ended December 31,	2024		2023
	Income-producing properties	Development properties(1)	Income-producing properties	Development properties(1)
Balance, beginning of year	$8,641,352	$166,787	$8,486,105	$353,466
Maintenance or improvements	15,381	—	8,409	—
Leasing costs	8,218	—	5,095	1,577
Tenant allowances	8,675	—	6,969	47
Developments or expansions	22,979	4,448	36,633	62,619
Acquisitions (note 3)	—	—	107,125	—
Transfer to income-producing properties	72,701	(72,701)	288,979	(288,979)
Amortization of straight-line rent	11,843	—	16,690	—
Amortization of tenant allowances	(54)	—	(4,403)	—
Other changes	85	(51)	132	10
Fair value gains (losses), net	53,037	—	(216,191)	39,888
Foreign currency translation, net	462,920	1,666	(94,191)	(1,841)
Balance, end of year	$9,297,137	$100,149	$8,641,352	$166,787
(1) Development properties include properties under development and land held for development.

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The valuation metrics utilized to derive the Trust’s investment property valuations are determined by management. The Trust does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Management receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of the Trust’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the year.

Included in investment properties as at December 31, 2024 is $81.3 million (2023 — $64.0 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.
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Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 19).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases as at December 31, 2024 are as follows:

2025	$487,787
2026	474,152
2027	444,116
2028	394,020
2029	304,846
2030 and thereafter	1,202,855
$3,307,776

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at December 31,	2024			2023
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	6.59%	7.50%	6.00%	6.55%	7.50%	6.00%
Terminal capitalization rate	5.45%	6.50%	4.75%	5.39%	6.50%	4.75%

United States
Discount rate	7.15%	10.50%	6.40%	7.08%	10.50%	6.15%
Terminal capitalization rate	6.06%	9.25%	5.50%	6.02%	9.25%	5.25%

Germany
Discount rate	7.20%	9.65%	5.85%	7.13%	9.65%	5.80%
Terminal capitalization rate	6.18%	8.90%	4.85%	6.13%	8.90%	4.85%

Austria
Discount rate	8.68%	9.90%	8.15%	8.68%	9.90%	8.15%
Terminal capitalization rate	7.40%	8.25%	6.75%	7.40%	8.25%	6.75%

Netherlands
Discount rate	6.48%	7.95%	5.75%	6.34%	7.75%	5.60%
Terminal capitalization rate	6.68%	9.40%	5.95%	6.57%	9.00%	5.95%

Total
Discount rate	7.11%	10.50%	5.75%	7.05%	10.50%	5.60%
Terminal capitalization rate	6.11%	9.40%	4.75%	6.07%	9.25%	4.75%
(1)Weighted based on income-producing property fair value.

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The table below summarizes the sensitivity of the fair value of income-producing properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$8,955,433	$(341,704)	$8,867,084	$(430,053)
+25 basis points	9,124,264	(172,873)	9,073,316	(223,821)
Base rate	9,297,137	—	9,297,137	—
-25 basis points	9,474,163	177,026	9,540,953	243,816
-50 basis points	$9,655,453	$358,316	$9,807,644	$510,507

5.	DISPOSITION

During the year ended December 31, 2024, there were no property dispositions.

During the year ended December 31, 2023, Granite disposed of two income-producing properties located in Canada and the United States for gross proceeds of $45.3 million.

During the year ended December 31, 2023, Granite incurred $1.5 million of broker commissions and legal and advisory costs associated with the disposals which were included in loss on sale of investment properties on the consolidated combined statement of net income.

During the year ended December 31, 2023, a net fair value gain of $3.6 million, related to the fair value changes in properties classified as assets held for sale, was included in net fair value (gains) losses on investment properties on the consolidated combined statement of net income.

6.	OTHER ASSETS

As at December 31,	2024	2023
Deferred financing costs associated with the revolving credit facility	$2,235	$2,272
Long-term receivables	264	283
	$2,499	$2,555

7.	UNSECURED DEBT AND RELATED DERIVATIVES

(a)Unsecured Revolving Credit Facility

On March 27, 2024, the Trust amended its existing unsecured revolving credit facility (the ‘‘Credit Facility’’) to extend the maturity date by one year to March 31, 2029, with a limit of $1.0 billion. As the administrator of the Canadian Dollar Offered Rate ("CDOR") ceased publication of CDOR on June 28, 2024 and the Canadian financial benchmark was replaced by the Canadian Overnight Repo Rate Average ("CORRA"), the Trust also amended the benchmark rates from CDOR to CORRA for Canadian dollar denominated draws, including a fixed spread for the basis difference between CDOR and CORRA. Such amendments to the benchmark rates resulted in no economic impact to Granite’s borrowing rates.

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Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2029, the Trust has the option to extend the maturity date by one year to March 31, 2030, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at December 31, 2024, the Trust had no amount drawn (2023 — nil) on the Credit Facility and $2.8 million (2023 — $2.9 million) in letters of credit issued against the Credit Facility.

(b) Unsecured Debentures and Term Loans, Net

As at December 31,			2024		2023
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2027 Debentures	June 4, 2027	$498,857	$500,000	$498,497	$500,000
2028 Debentures	August 30, 2028	498,518	500,000	498,193	500,000
April 2029 Debentures	April 12, 2029	397,947	400,000	397,629	400,000
October 2029 Debentures	October 4, 2029	248,746	250,000	—	—
2030 Debentures	December 18, 2030	498,139	500,000	497,917	500,000
2031 Debentures	October 4, 2031	547,110	550,000	—	—
2024 Term Loan	December 19, 2024	—	—	244,133	244,283
2025 Term Loan	September 15, 2025	—	—	527,786	528,180
September 2026 Term Loan	September 8, 2026	89,336	89,443	102,064	102,222
December 2026 Term Loan	December 11, 2026	299,800	300,000	299,763	300,000
		$3,078,453	$3,089,443	$3,065,982	$3,074,685
(1)The amounts outstanding are net of deferred financing costs. The deferred financing costs are amortized using the effective interest method and are included in interest expense.

As at December 31,	2024	2023
Unsecured Debentures and Term Loans, Net
Non-current	$3,078,453	$2,821,849
Current	—	244,133
	$3,078,453	$3,065,982

2023 Debentures

On December 20, 2016, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of Granite, issued at a nominal premium $400.0 million aggregate principal amount of 3.873% Series 3 senior unsecured debentures due November 30, 2023 (the “2023 Debentures”). On November 30, 2023, Granite LP repaid in full the outstanding $400.0 million aggregate principal amount of the 2023 Debentures. In conjunction with the repayment, the associated cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") was terminated and the related mark to market liability of $18.5 million was settled.

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2027 Debentures

On June 4, 2020, Granite LP issued at par $500.0 million aggregate principal amount of 3.062% Series 4 senior unsecured debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. Deferred financing costs of $3.0 million were incurred in connection with the issuance of the 2027 Debentures and are recorded as a reduction against the carrying value.

The 2027 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2027 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2027 Debenture, a price equal to which, if the 2027 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 65.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of June 4, 2027. Granite also has the option to redeem the 2027 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of June 4, 2027.

2028 Debentures

On August 30, 2021, Granite LP issued at par $500.0 million aggregate principal amount of 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. Deferred financing costs of $2.7 million were incurred in connection with the issuance of the 2028 Debentures and are recorded as a reduction against the carrying value.

The 2028 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2028 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2028 Debenture, a price equal to which, if the 2028 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 28.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of August 30, 2028. Granite also has the option to redeem the 2028 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of August 30, 2028.

April 2029 Debentures

On October 12, 2023, Granite LP issued at par $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “April 2029 Debentures”). Interest on the April 2029 Debentures is payable semi-annually in arrears on April 12 and October 12 of each year. Deferred financing costs of $2.5 million were incurred in connection with the issuance of the April 2029 Debentures and are recorded as a reduction against the carrying value.

The April 2029 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the April 2029 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a April 2029 Debenture, a price equal to which, if the April 2029 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date
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equal to 50.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of April 12, 2029. Granite also has the option to redeem the April 2029 Debentures at par plus any accrued and unpaid interest within one month of the maturity date of April 12, 2029.

October 2029 Debentures

On October 4, 2024, Granite LP issued at par $250.0 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the "October 2029 Debentures"). Interest on the October 2029 Debentures is payable semi-annually in arrears on April 4 and October 4 of each year. Deferred financing costs of $1.3 million were incurred in connection with the issuance of the October 2029 Debentures and are recorded as a reduction against the carrying value.

The October 2029 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the October 2029 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a October 2029 Debenture, a price equal to which, if the October 2029 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 31 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of October 4, 2029. Granite also has the option to redeem the October 2029 Debentures at par plus any accrued and unpaid interest within one month of the maturity date of October 4, 2029.

2030 Debentures

On December 18, 2020, Granite LP issued at par $500.0 million aggregate principal amount of 2.378% Series 5 senior unsecured debentures due December 18, 2030 (the “2030 Debentures”). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. Deferred financing costs of $3.0 million were incurred in connection with the issuance of the 2030 Debentures and are recorded as a reduction against the carrying value.

The 2030 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2030 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2030 Debenture, a price equal to which, if the 2030 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 39.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 18, 2030. Granite also has the option to redeem the 2030 Debentures at par plus any accrued and unpaid interest within three months of the maturity date of December 18, 2030.

2031 Debentures

On October 4, 2024, Granite LP issued at par $550.0 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031 (the "2031 Debentures"). Interest on the 2031 Debentures is payable semi-annually in arrears on April 4 and October 4 of each year. Deferred financing costs of $3.0 million were incurred in connection with the issuance of the 2031 Debentures and are recorded as a reduction against the carrying value.

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The 2031 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2031 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2031 Debenture, a price equal to which, if the 2031 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 37.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of October 4, 2031. Granite also has the option to redeem the 2031 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of October 4, 2031.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew upon a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan was fully prepayable without penalty. Any amount repaid could not be re-borrowed. Deferred financing costs of $0.8 million were incurred and recorded as a reduction against the carrying value.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility was terminated on September 24, 2019 and blended into a new cross currency interest rate swap (note 7(c)).

Interest on drawn amounts of the 2024 Term Loan was initially based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP, but as the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

On December 19, 2024, Granite LP repaid in full the outstanding US$185.0 million aggregate principal amount of the 2024 Term Loan. In conjunction with the repayment, the mark to market asset of US$10.8 million relating to the 2024 Cross Currency Interest Rate Swap was settled.

2025 Term Loan

On September 15, 2022, Granite LP entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility with a maturity date of September 15, 2025 (the “2025 Term Loan”). The 2025 Term Loan was fully prepayable without penalty. Any amount repaid could not be re-borrowed. Interest on drawn amounts was calculated based on SOFR plus an applicable margin determined by reference to the external credit rating of Granite LP and was payable monthly in arrears. Deferred financing costs of $0.7 million were incurred and recorded as a reduction against the carrying value.

On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset of US$0.6 million was settled.
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September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that will mature on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on EURIBOR plus a margin and is payable monthly in arrears. Deferred financing costs of $0.2 million were incurred and are recorded as a reduction against the carrying value.

On December 10, 2024, Granite LP repaid €10.0 million aggregate principal amount of the September 2026 Term Loan without penalty. In conjunction with the partial repayment, a €10.0 million portion of the September 2026 Interest Rate Swap was terminated and the related mark to market liability of €0.2 million was settled.

December 2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew upon a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “December 2026 Term Loan”). Deferred financing costs of $1.5 million were incurred and are recorded as a reduction against the carrying value.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility was settled on November 27, 2019 and a new cross currency interest rate swap was entered into (note 7(c)).

The December 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts of the December 2026 Term Loan was initially based on CDOR plus an applicable margin determined by reference to the external credit rating of Granite LP. As a result of the cessation of the publication of CDOR on June 28, 2024 and the Canadian financial benchmark being replaced by CORRA, on February 8, 2024, Granite amended the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from CDOR to CORRA including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy.

The 2027 Debentures, 2028 Debentures, April 2029 Debentures, October 2029 Debentures, 2030 Debentures, 2031 Debentures, September 2026 Term Loan and December 2026 Term Loan rank pari passu with all of Granite LP’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

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(c) Derivatives

As at December 31,								2024	2023
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2024 Cross Currency Interest Rate Swap (1)	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (8)	Dec. 19, 2024	$—	$9,042
2025 Interest Rate Swap (2) (3)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	—	4,847
September 2026 Interest Rate Swap (4) (5)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	(1,502)	(2,105)
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin (9)	Dec. 11, 2026	9,499	24,223
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	(13,255)	18,402
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(11,941)	(3,067)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	5,270	8,998
April 2029 Cross Currency Interest Rate Swap (6)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(5,594)	(3,257)
October 2029 Cross Currency Interest Rate Swap (7)	167,400	EUR	3.494%	250,000	CAD	3.999%	Oct. 4, 2029	(6)	—
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	42,606	43,730
								$25,077	$100,813
(1)On December 19, 2024, Granite LP repaid in full the outstanding US$185.0 million aggregate principal amount of the 2024 Term Loan. In conjunction with the repayment, the mark to market asset of US$10.8 million relating to the 2024 Cross Currency Interest Rate Swap was settled (note 7(b)).
(2)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(3)On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset of US$0.6 million was settled (note 7(b)).
(4)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the "September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(5)On December 10, 2024, Granite LP repaid €10.0 million aggregate principal amount of the September 2026 Term Loan without penalty. In conjunction with the partial repayment, a €10.0 million portion of the September 2026 Interest Rate Swap was terminated and the related mark to market liability of €0.2 million was settled (note 7(b)).
(6)On October 12, 2023, Granite LP entered into a cross currency interest rate swap (the "April 2029 Cross Currency Interest Rate Swap") to exchange the Canadian dollar denominated principal and interest payments of the April 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(7)On October 4, 2024, Granite LP entered into a cross currency interest rate swap (the "October 2029 Cross Currency Interest Rate Swap”) to exchange the Canadian dollar denominated principal and interest payments of the October 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 3.494%.
(8)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy (note 7(b)). In combination with the 2024 Term Loan, the all-in effective fixed interest rate is 0.267%.
112 Granite REIT 2024

(9)On February 8, 2024, Granite amended the December 2026 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from CDOR to CORRA, including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy (note 7(b)). In combination with the December 2026 Term Loan, the all-in effective fixed interest rate is 1.096%.

	December 31,	December 31,
	2024	2023
Derivative assets at fair value
Non-current	$57,375	$100,200
Current	—	9,042
	$57,375	$109,242

Derivative liabilities at fair value
Non-current	$32,298	$8,429
Current	—	—
	$32,298	$8,429

For the year ended December 31, 2024, the cross currency interest rate swaps, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap are designated as net investment hedges of the Trust’s investments in foreign operations ("Net Investment Hedges"). The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income (loss). For the year ended December 31, 2024, the Trust has assessed the Net Investment Hedges to be effective, except for a portion of the 2024 Cross Currency Interest Rate Swap, a portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap, a portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, and a portion of the December 2026 Cross Currency Interest Rate Swap.

On October 4, 2024, as a result of the designation of the October 2029 Cross Currency Interest Rate Swap as a net investment hedge, the Trust de-designated the 2024 Cross Currency Interest Rate Swap. Since the Trust did not employ hedge accounting for the 2024 Cross Currency Interest Rate Swap from the period October 4, 2024 to December 19, 2024, a fair value gain of $13.9 million is recognized in fair value (gains) losses on financial instruments, net, (note 12(e)) in the consolidated combined statement of net income.

For the year ended December 31, 2024, a net fair value gain of $7.1 million has been recognized in fair value (gains) losses on financial instruments, net (note 12(e)) in the consolidated combined statement of net income, due to the de-designation of the 2024 Cross Currency Interest Rate Swap (from the period October 4, 2024 to December 19, 2024) and the ineffectiveness relating to the interest rate portion of certain hedging relationships described above.

The Trust has elected to record the differences resulting from the interest rates associated with the derivatives in the consolidated combined statements of net income.

8.	LEASE OBLIGATIONS

As at December 31, 2024, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the year ended December 31, 2024, Granite
Granite REIT 2024 113

recorded a right-of-use asset and related lease obligation of $1.8 million for office space in Europe.

The present value of future minimum lease payments relating to the right-of-use assets as at December 31, 2024 in aggregate for the next five years and thereafter are as follows:

2025	$945
2026	942
2027	657
2028	441
2029	458
2030 and thereafter	30,944
$34,387

During the year ended December 31, 2024, the Trust recognized $1.6 million (2023 — $1.6 million) of interest expense related to lease obligations (note 12(d)).

9.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.
Accounts Payable and Accrued Liabilities

As at December 31,	2024	2023
Accounts payable	$13,540	$11,400
Commodity tax payable	7,521	5,779
Tenant security deposits	6,689	6,093
Employee unit-based compensation	7,957	7,752
Trustee/director unit-based compensation	9,865	9,364
Accrued salaries, incentives and benefits	6,988	6,516
Accrued interest payable	20,462	15,135
Accrued construction costs	2,282	11,009
Accrued professional fees	1,404	1,320
Acquisition related liabilities	28	907
Accrued property operating costs	10,714	9,744
Other tenant related liabilities	7,671	8,621
Accrued foreign exchange collar liabilities	1,329	—
Stock buyback tax payable	905	—
Other accrued liabilities	1,719	696
	$99,074	$94,336

114 Granite REIT 2024

10.	DISTRIBUTIONS TO UNITHOLDERS

Total distributions declared to unitholders in the year ended December 31, 2024 were $208.2 million (2023 — $204.3 million) or $3.31 per unit (2023 — $3.21 per unit).

Distributions payable at December 31, 2024 of $17.8 million ($0.2833 per unit), representing the December 2024 monthly distributions, were paid on January 15, 2025. Distributions payable at December 31, 2023 of $17.4 million ($0.2750 per unit) representing the December 2023 monthly distributions, were paid on January 16, 2024.

Subsequent to December 31, 2024, the distributions declared in January 2025 in the amount of $17.6 million or $0.2833 per unit were paid on February 14, 2025 and the distributions declared in February 2025 of $0.2833 per unit will be paid on March 14, 2025.

11.	UNITHOLDERS' EQUITY

(a)Units

Granite REIT is authorized to issue an unlimited number of units. Each unit is entitled to distributions as and when declared and, in the event of termination of Granite REIT, to the net assets of Granite REIT remaining after satisfaction of all liabilities.

(b)Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allowed for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Effective October 1, 2024, the Board of Trustees of the Trust terminated the Incentive Stock Option Plan and there were no options outstanding at the time. As at December 31, 2023, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. The amounts deferred under the DSPs are reflected by notional deferred share units (“DSUs”) whose value at the time that the particular payment to the director is determined reflects the fair market value of a unit. The value of a DSU subsequently appreciates or depreciates with changes in the market price of the units. The DSPs also provide for the accrual of notional distribution equivalents on any distributions paid on the units. On June 9, 2022, amendments were made to the DSPs to allow, at the discretion of the Compensation, Governance and Nominating Committee (the "CGN Committee)" for the DSUs to be settled in cash or units, equal to the value of the accumulated DSUs at such date.

A reconciliation of the changes in the DSUs outstanding is presented below:

Granite REIT 2024 115

	2024		2023
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	123	$65.70	101	$64.58
New grants and distributions	24	75.40	22	70.71
Settled	(5)	80.97	—	—
DSUs outstanding, December 31	142	$66.78	123	$65.70

Executive Deferred Unit Plan

As a result of the Arrangement described in note 1, Granite amended the Executive Stapled Unit Plan (the "Restricted Stapled Unit Plan") to the Executive Deferred Unit Plan (the "Restricted Unit Plan"), the Restricted Share Units (“RSUs”) to Restricted Units (“RUs”) and Performance Share Units (“PSUs”) to Performance Units (“PUs”).

The Restricted Unit Plan of the Trust provides for the issuance of RUs and PUs and is designed to provide equity-based compensation in the form of the units to executives and other employees (the “Participants”). The maximum number of units which may be issued pursuant to the Restricted Unit Plan is 1.0 million. The Restricted Unit Plan entitles a Participant to receive a unit or a cash payment equal to the market value of the unit, which on any date is the volume weighted average trading price of a unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the units is determined by the Compensation, Governance and Nominating Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation, Governance and Nominating Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of units. The Restricted Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the units. The units are, unless otherwise agreed or otherwise required by the Restricted Unit Plan, settled within 60 days following vesting.

A reconciliation of the changes in notional units outstanding under the Restricted Unit Plan is presented below:

	2024		2023
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RUs and PUs outstanding, January 1	145	$81.93	124	$87.18
New grants and distributions(1)	83	75.34	80	71.80
Forfeited	(2)	79.63	(3)	81.54
PUs added by performance factor	7	73.84	27	83.37
Settled in cash	(36)	80.06	(42)	80.32
Settled in units	(36)	80.06	(41)	80.32
RUs and PUs outstanding, December 31(2)	161	$79.05	145	$81.93
(1)Includes 42.8 RUs and 32.2 PUs granted during the year ended December 31, 2024 (2023 — 40.1 RUs and 34.4 PUs).
(2)Total units outstanding at December 31, 2024 include a total of 66.7 RUs and 93.9 PUs granted (2023 — 58.4 RUs and 86.8 PUs).
116 Granite REIT 2024

The fair value of the outstanding RUs was $3.8 million at December 31, 2024 and is based on the market price of a unit. The fair value is adjusted for changes in the market price of a unit and recorded as a liability in the employee unit-based compensation payables (note 9).

The fair value of the outstanding PUs was $4.2 million at December 31, 2024 and is recorded as a liability in the employee unit-based compensation payables (note 9). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the units relative to the S&P/TSX Capped REIT Index.

Grant date	January 1, 2024, January 1, 2023 and January 1, 2022
PUs outstanding	93,867
Weighted average term to expiry	1.1 years
Average volatility rate	20.4%
Weighted average risk free interest rate	2.1%

The Trust's unit-based compensation expense recognized in general and administrative expenses was:

Years ended December 31,	2024	2023

DSUs for trustees/directors(1)	$906	$2,431
Restricted Unit Plan for executives and employees	4,454	7,782
Unit-based compensation expense	$5,360	$10,213

Fair value remeasurement (recovery) expense included in the above:
DSUs for trustees/directors	$(879)	$844
Restricted Unit Plan for executives and employees	(247)	3,107
Total fair value remeasurement (recovery) expense	$(1,126)	$3,951
(1)In respect of fees mandated and elected to be taken as DSUs.

(c)Normal Course Issuer Bid
On May 22, 2024, Granite announced the acceptance by the TSX of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Following completion of the Arrangement, the NCIB continues as a NCIB of Granite REIT for the purchase of units. Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase units for the period May 24, 2023 to May 23, 2024.
Granite REIT 2024 117

During the year ended December 31, 2024, Granite repurchased 667,300 units at an average unit cost of $68.64 for total consideration of $45.8 million, excluding commissions and taxes on net repurchases of units. The difference between the repurchase price and the average cost of the units was recorded in contributed surplus until the $5.3 million balance of contributed surplus was fully depleted. During the year ended December 31, 2023, Granite repurchased 392,700 units at an average unit cost of $68.73 for total consideration of $27.0 million, excluding commissions. The difference between the repurchase price and the average cost of the units of $6.4 million was recorded to contribution surplus.

(d)Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at December 31,	2024	2023
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$662,807	$254,364
Fair value (losses) gains on derivatives designated as net investment hedges	(13,475)	52,056
	$649,332	$306,420
(1)Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

12.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

Years ended December 31,	2024	2023
Base rent	$466,302	$427,354
Straight-line rent amortization	11,843	16,690
Tenant incentive amortization	(54)	(4,403)
Property tax recoveries	57,745	52,862
Property insurance recoveries	7,340	6,386
Operating cost recoveries	25,467	22,361
	$568,643	$521,250

118 Granite REIT 2024

(b) Property operating costs consist of:

Years ended December 31,	2024	2023
Non-recoverable from tenants:
Property taxes and utilities	$1,196	$1,230
Property insurance	735	694
Repairs and maintenance	413	427
Property management fees	390	378
Other	699	459
	$3,433	$3,188
Recoverable from tenants:
Property taxes and utilities	$66,875	$58,752
Property insurance	7,475	7,396
Repairs and maintenance	12,665	10,441
Property management fees	5,473	5,038
Other	1,232	1,197
	$93,720	$82,824
Property operating costs	$97,153	$86,012

(c) General and administrative expenses consist of:

Years ended December 31,	2024	2023

Salaries, incentives and benefits	$18,655	$17,907
Audit, legal and consulting	4,186	4,194
Trustee/director fees including distributions, revaluations and expenses(1)	1,208	2,825
RSU and PSU compensation expense including distributions and revaluations(1)	4,454	7,782
Other public entity costs	2,605	2,629
Office rents including property taxes and common area maintenance costs	662	623
Capital tax (recovery) expense	(897)	995
Information technology costs	2,633	2,524
Corporate restructuring costs(2)	3,471	147
Other	2,386	2,332
	$39,363	$41,958
Less: capitalized general and administrative expenses	(454)	(518)
	$38,909	$41,440
(1)For fair value remeasurement (recovery) expense amounts see note 11(b).
(2)Corporate restructuring costs include costs associated with the uncoupling of the Trust’s stapled unit structure.

Granite REIT 2024 119

(d) Interest expense and other financing costs consist of:

Years ended December 31,	2024	2023

Interest and amortized issuance costs relating to debentures and term loans	$85,276	$73,322
Amortization of deferred financing costs and other interest expense and charges	3,463	5,853
Interest expense related to lease obligations (note 8)	1,638	1,593
	$90,377	$80,768
Less: capitalized interest	(479)	(2,051)
	$89,898	$78,717

(e) Fair value (gains) losses on financial instruments, net, consist of:

Years ended December 31,	2024	2023

Foreign exchange collar contracts, net (note 16(a))	$1,979	$(3,076)
Derivatives, net (note 7(c))	(7,145)	20,372
	$(5,166)	$17,296

For the year ended December 31, 2024, the net fair value gain on financial instruments of $5.2 million is comprised of the net fair value gain on the derivatives of $7.1 million which is associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap and the December 2026 Cross Currency Interest Rate Swap, offset partially by the net fair value loss on foreign exchange collar contracts of $2.0 million. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the consolidated combined statement of net income.

For the year ended December 31, 2023, the net fair value loss on financial instruments of $17.3 million was comprised of the net fair value loss on the derivatives of $20.4 million which was associated with the fair value movements of the 2023 Cross Currency Interest Rate Swap, 2024 Cross Currency Interest Rate Swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, offset partially by the net fair value gain on the foreign exchange collar contracts of $3.1 million. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value (gains) losses on financial instruments, net, in the consolidated combined statement of net income.

120 Granite REIT 2024

13.	INCOME TAXES

(a)The major components of the income tax expense (recovery) are:

Years ended December 31,	2024	2023
Current income tax:
Current taxes	$10,149	$8,450
Current taxes referring to previous periods	(1,680)	(1,854)
Withholding taxes and other	227	110
	$8,696	$6,706
Deferred income tax:
Origination and reversal of temporary differences	$25,131	$(25,660)
Impact of changes in tax rates	(771)	—
Benefits arising from a previously unrecognized tax loss that reduced current tax expense	(54)	—
Withholding taxes on profits of subsidiaries	6	86
Deferred tax arising from the write-down, or reversal of a previous write-down, of a deferred tax asset	(527)	8,877
Other	(1,607)	502
	$22,178	$(16,195)
Income tax expense (recovery)	$30,874	$(9,489)

(b)    The effective income tax rate reported in the consolidated combined statements of net income varies from the Canadian statutory rate for the following reasons:

Years ended December 31,	2024	2023
Income before income taxes	$392,756	$129,007
Expected income taxes at the Canadian statutory tax rate of 26.5% (2023 - 26.5%)	$104,080	$34,187
Income distributed and taxable to unitholders	(64,115)	(51,921)
Net foreign rate differentials	(5,785)	(811)
Net change in provisions for uncertain tax positions	(1,244)	(548)
Net permanent differences	889	507
Net effect of change in tax rates	(771)	—
Net change in recognition of deferred tax assets	(581)	8,877
Withholding taxes and other	(1,599)	220
Income tax expense (recovery)	$30,874	$(9,489)

Granite REIT 2024 121

(c)Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2024	2023
Deferred tax assets:
Loss carryforwards	$677	$602
Other	(9)	37
Deferred tax assets	$668	$639
Deferred tax liabilities:
Investment properties	$597,258	$540,304
Withholding tax on undistributed subsidiary profits	94	86
Other	(5,456)	(4,839)
Deferred tax liabilities	$591,896	$535,551

(d)Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2024	2023
Balance, beginning of year	$534,912	$556,762
Deferred tax expense (recovery) recognized in net income	22,178	(16,195)
Foreign currency translation of deferred tax balances	34,138	(5,655)
Net deferred tax liabilities, end of year	$591,228	$534,912

(e) Net cash payments of income taxes amounted to a payment of $8.3 million for the year ended December 31, 2024 (2023 — $8.3 million) which included less than $0.2 million of withholding taxes paid (2023 — less than $0.1 million).

(f) The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income tax expense and deferred income tax assets and liabilities in each of the Trust’s operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a provision is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions (‘‘unrecognized tax benefits’’) taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As at December 31, 2024, the Trust had $8.9 million (2023 — $9.8 million) of unrecognized income tax benefits, (including $0.3 million (2023 — $0.1 million) related to accrued interest and penalties), all of which could ultimately reduce the Trust’s effective tax rate should these tax benefits become recognized. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to tax examinations and that any resolution will not have a material effect on the consolidated combined financial position, results of operations, or cash flows. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

122 Granite REIT 2024

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2024	2023
Unrecognized tax benefits balance, beginning of year	$9,795	$10,279
Decreases for tax positions of prior years	(1,613)	(1,815)
Increases for tax positions of current year	494	1,244
Foreign currency impact	208	87
Unrecognized tax benefits balance, end of year	$8,884	$9,795

It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2024, could decrease in the next 12 months. The quantum of the decrease could range between a nominal amount and $1.7 million (2023 — a nominal amount and $2.2 million) and relates primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2024, a nominal amount of interest and penalties was recorded (2023 — a nominal amount) as part of the provision for income taxes in the consolidated combined statements of net income.

As at December 31, 2024, the following tax years remained subject to examination:

Major Jurisdictions
Canada	2020 through 2024
United States	2020 through 2024
Austria	2019 through 2024
Germany	2016 through 2024
Netherlands	2019 through 2024

As at December 31, 2024, the Trust has approximately $178.5 million (2023 — $330.7 million) of losses and other deductible temporary differences in various tax jurisdictions that the Trust believes are not probable to be realized. As a result, no deferred tax asset has been recognized for these losses and other deductible temporary differences as of December 31, 2024. Included in this number are Canadian capital loss carryforwards that do not expire of nil (2023 — $140.9 million).

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2024 is approximately $64.1 million (2023 — approximately $253.9 million).

Granite REIT 2024 123

14.	SEGMENTED DISCLOSURES INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the President and Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenue
Years ended December 31,	2024		2023
Canada	$96,593	17%	$80,460	15%
United States	314,179	55%	296,520	58%
Austria	73,521	13%	63,825	12%
Germany	41,050	7%	38,800	7%
Netherlands	43,796	8%	41,645	8%
	$569,139	100%	$521,250	100%

For the year ended December 31, 2024, revenue from Magna International Inc. and its subsidiaries comprised approximately 24% (2023 — 23%) of the Trust’s total revenue.

Investment Properties
As at December 31,	2024		2023
Canada	$2,111,977	22%	$2,018,661	23%
United States	5,043,622	54%	4,593,136	52%
Austria	834,554	9%	819,002	9%
Germany	625,670	7%	612,350	7%
Netherlands	781,463	8%	764,990	9%
	$9,397,286	100%	$8,808,139	100%

124 Granite REIT 2024

15.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

Years ended December 31,	2024	2023

Straight-line rent amortization	$(11,843)	$(16,690)
Tenant incentive amortization	54	4,403
Unit-based compensation expense (note 11(b))	5,360	10,213
Fair value (gains) losses on investment properties, net	(53,037)	172,676
Depreciation and amortization	1,289	1,272
Fair value (gains) losses on financial instruments, net (note 12(e))	(5,166)	17,296
Loss on sale of investment properties	—	1,505
Amortization of issuance costs relating to debentures and term loans	2,421	1,953
Amortization of deferred financing costs	512	535
Deferred income tax expense (recovery) (note 13(a))	22,178	(16,195)
Unrealized foreign exchange loss on the 2024 Term Loan(1)	15,383	—
Other	(19)	33
	$(22,868)	$177,001
(1)Relates to the unrealized foreign exchange loss on the 2024 Term Loan which was not designated as a hedge of net investments in foreign operations from the period October 4, 2024 to December 19, 2024.

(b)Changes in working capital balances are shown in the following table:

Years ended December 31,	2024	2023
Accounts receivable	$(5,959)	$(200)
Prepaid expenses and other	642	(3,390)
Accounts payable and accrued liabilities	(2,332)	(1,727)
Deferred revenue	(90)	654
	$(7,739)	$(4,663)

(c)Non-cash investing and financing activities

For the year ended December 31, 2024, 36 thousand units (2023 — 41 thousand units) with a value of $2.7 million (2023 — $3.4 million) were issued under the Restricted Unit Plan (note 11(b)) and are not recorded in the consolidated combined statements of cash flows.

In addition, for the year ended December 31, 2024, the total impact from the foreign currency translations on the unsecured debt and related derivatives of $23.2 million gain is not recorded in the consolidated combined statement of cash flows. For the year ended December 31, 2023, the total impact from the foreign currency translations on the secured debt, unsecured debt and related derivatives of $19.0 million loss was not recorded in the consolidated combined statement of cash flows.

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(d)Cash and cash equivalents consist of:

As at December 31,	2024	2023
Cash	$126,175	$115,714
Short-term deposits	—	420
	$126,175	$116,134

16.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at December 31, 2024 and December 31, 2023:

As at December 31,			2024			2023
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$264	(1)	$264	$283	(1)	$283
Derivatives	57,375		57,375	109,242	(2)	109,242
Accounts receivable	18,347		18,347	12,166		12,166
Prepaid expenses and other	—		—	650	(3)	650
Cash and cash equivalents	126,175		126,175	116,134		116,134
	$202,161		$202,161	$238,475		$238,475

Financial liabilities
Unsecured debentures, net	$2,689,317		$2,646,255	$1,892,236		$1,768,920
Unsecured term loans, net	389,136		389,136	1,173,746	(4)	1,173,746
Derivatives	32,298		32,298	8,429		8,429
Accounts payable and accrued liabilities	99,074	(5)	99,074	94,336		94,336
Distributions payable	17,762		17,762	17,415		17,415
	$3,227,587		$3,184,525	$3,186,162		$3,062,846
(1)    Long-term receivables included in other assets (note 6).
(2)    Balance included current and non-current portions of derivative assets (note 7(c)).
(3)    As at December 31, 2023, foreign exchange collars of $0.7 million included in prepaid expenses and other.
(4)    Balance included current and non-current portions of unsecured term loans, net (note 7(b)).
(5)    As at December 31, 2024, foreign exchange collars of $1.3 million included in accounts payable and accrued liabilities (note 9).

The fair values of the Trust’s accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the unsecured term loans approximate their carrying amounts as the unsecured term loans bear interest at rates comparable to the current market rates. The fair values of the derivatives and foreign exchange collars are determined using market inputs quoted by their counterparties.

126 Granite REIT 2024

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At December 31, 2024, the Trust held 12 outstanding foreign exchange collar contracts with a notional value of US$84.0 million and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. At December 31, 2024, the Trust also held 12 outstanding foreign exchange collar contracts with a notional value of €24.0 million and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the year ended December 31, 2024, the Trust recorded a net fair value loss of $2.0 million related to the outstanding foreign exchange collar contracts (note 12(e)). The Trust did not employ hedge accounting for these financial instruments.

As at December 31, 2023, the Trust held 6 outstanding foreign exchange collar contracts with a notional value of US$36.0 million and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. As at December 31, 2023, the Trust also held 12 outstanding foreign exchange collars contracts with a notional value of €24.0 million and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the year ended December 31, 2023, the Trust recorded a net fair value gain of $3.1 million related to the outstanding foreign exchange collar contracts (note 12(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS Accounting Standards establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

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As at December 31, 2024	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$9,397,286
Derivatives (note 7)	—	57,375	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	2,646,255	—	—
Unsecured term loans, net (note 7)	—	389,136	—
Foreign exchange collars included in accounts payable and accrued liabilities (note 9)	—	1,329	—
Derivatives (note 7)	—	32,298	—
Net (liabilities) assets measured or disclosed at fair value	$(2,646,255)	$(365,388)	$9,397,286

As at December 31, 2023	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,808,139
Derivatives (note 7)	—	109,242	—
Foreign exchange collars included in prepaid expenses and other	—	650	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	1,768,920	—	—
Unsecured term loans, net (note 7)	—	1,173,746	—
Derivatives (note 7)	—	8,429	—
Net (liabilities) assets measured or disclosed at fair value	$(1,768,920)	$(1,072,283)	$8,808,139

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2024 and 2023, there were no transfers between the levels.

Refer to note 4, Investment Properties, for a description of the valuation technique and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties which are recognized in Level 3 of the fair value hierarchy.

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(c)Risk Management

The main risks arising from the Trust’s financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust’s approach to managing these risks is summarized below:

(i)Credit risk

The Trust’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents include short-term investments, such as term deposits, which are invested in governments and financial institutions with a minimum credit rating of BBB+ (based on Standard & Poor’s (“S&P”) rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government or financial institution according to its credit rating.

Magna International Inc. and its subsidiaries accounted for approximately 24% of the Trust’s rental revenue during the year ended December 31, 2024. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from Moody’s, S&P and DBRS Morningstar which mitigates the Trust’s credit risk with respect to this tenant. Substantially all of the Trust’s accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

(ii)Interest rate risk

As at December 31, 2024, the Trust’s exposure to interest rate risk is limited. Approximately 87% of the Trust’s interest bearing debt consists of fixed rate debt in the form of the 2027 Debentures, the 2028 Debentures, the April 2029 Debentures, the October 2029 Debentures, the 2030 Debentures and the 2031 Debentures. After taking into account the related derivatives where applicable, the 2027 Debentures, the 2028 Debentures, the April 2029 Debentures, the October 2029 Debentures, the 2030 Debentures and the 2031 Debentures have effective fixed interest rates of 2.964%, 1.004%, 4.929%, 3.494%, 1.045% and 4.348%, respectively. The remaining 13% of the Trust’s interest bearing debt consists of variable rate debt in the form of the September 2026 Term Loan and the December 2026 Term Loan. After taking into account the related derivatives, the September 2026 Term Loan and the December 2026 Term Loan have effective fixed interest rates of 4.333% and 1.096%, respectively. Therefore, after taking into account the related derivatives, 100% of the Trust's interest bearing debt consists of fixed rate debt.

(iii)Foreign exchange risk

As at December 31, 2024, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2024, the Trust’s foreign currency denominated net assets are $6.7 billion in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would
Granite REIT 2024 129

result in a gain or loss of approximately $47.0 million and $20.1 million, respectively, to comprehensive income.

Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2024, a 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would have impacted revenue by approximately $3.1 million and $1.6 million, respectively.

For the year ended December 31, 2024, the Trust has designated its derivatives relating to the unsecured debentures of $1.5 billion, unsecured term loan of $300.0 million and the combination of unsecured term loan and its related derivative of $89.4 million as hedges of its net investment in the European operations (note 7(c)). Furthermore, the Trust has designated its derivatives relating to the $650.0 million of unsecured debentures as hedges of its net investment in the United States operations (note 7(c)).

(iv)Liquidity risk

Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations as they become due. The Trust may also be subject to the risks associated with debt financing, including the risk that the unsecured debentures, term loans and credit facility may not be refinanced. The Trust’s objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, maintaining ample capacity on its Credit Facility, staggering its debt maturity profile and maintaining an investment grade credit rating. In addition, the Declaration of Trust establishes certain debt ratio limits.

The estimated contractual maturities of the Trust’s financial liabilities are summarized below:

	Payments due by year
As at December 31, 2024	Total	2025	2026	2027	2028	2029	Thereafter
Unsecured debentures	$2,700,000	$—	$—	$500,000	$500,000	$650,000	$1,050,000
Unsecured term loans	389,443	—	389,443	—	—	—	—
Derivatives	32,298	—	1,502	13,255	11,941	5,600	—
Interest payments(1):
Unsecured debentures, net of derivatives	393,865	79,171	79,171	71,352	63,534	47,830	52,807
Unsecured term loans, net of derivatives	13,671	7,294	6,377	—	—	—	—
Accounts payable and accrued liabilities	99,074	95,214	3,057	803	—	—	—
Distributions payable	17,762	17,762	—	—	—	—	—
	$3,646,113	$199,441	$479,550	$585,410	$575,475	$703,430	$1,102,807
(1)    Represents aggregated interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on actual current interest rates and average foreign exchange rates.

130 Granite REIT 2024

17.	CAPITAL MANAGEMENT

The Trust’s capital structure comprises the total of the unitholders’ equity and debt. The total managed capital of the Trust is summarized below:

As at December 31,	2024	2023
Unsecured debentures, net	$2,689,317	$1,892,236
Unsecured term loans, net	389,136	1,173,746
Derivative (assets) liabilities, net(1)	(25,077)	(100,813)
Total debt	3,053,376	2,965,169
Unitholders’ equity	5,728,236	5,276,951
Total managed capital	$8,781,612	$8,242,120
(1)     Balance represents derivative (assets) net of derivative liabilities (note 7(c)).

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:
•Compliance with investment and debt restrictions pursuant to the Amended and Restated Declaration of Trust;
•     Compliance with existing debt covenants;
•     Maintaining an investment grade credit rating;
•Supporting the Trust’s business strategies including ongoing operations, property development and acquisitions;
•Optimizing the Trust's weighted average cost of capital;
•     Generating stable and growing cash distributions; and
•    Building long-term unitholder value.

The Amended and Restated Declaration of Trust contains certain provisions with respect to capital management which include:
•     The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Amended and Restated Declaration of Trust); and
•     The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties or
(iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

At December 31, 2024, the Trust’s consolidated combined debt consists of the unsecured debentures, the unsecured term loans and the unsecured revolving credit facility when drawn, each of which have various financial covenants. These covenants are defined within the trust indenture, the term loan agreements and the revolving credit facility agreement and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, an interest coverage ratio, an unencumbered asset ratio, and a minimum equity threshold. These covenants are tested quarterly for compliance and the Trust was in compliance with their respective requirements as at December 31, 2024 and 2023.
Granite REIT 2024 131

Distributions are made at the discretion of the Board of Trustees (the “Board”) and Granite REIT intends to distribute each year all of its taxable income pursuant to its Amended and Restated Declaration of Trust as calculated in accordance with the Income Tax Act. For the fiscal year 2024, the Trust declared a monthly distribution of $0.2750 per unit from January to November and a monthly distribution of $0.2833 per unit for the month of December. The Board determines monthly distribution levels having considered, among other factors, estimated 2024 and 2025 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust’s strategic objectives and compliance with the above noted financial covenants.

18.	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2024 and 2023, key management personnel include the Trustees/Directors, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, Head of Global Real Estate, the Executive Vice President, Global Real Estate and Head of Investments and the Executive Vice President, General Counsel. Information with respect to the Trustees’/Directors’ fees is included in notes 11(b) and 12(c). The compensation paid or payable to the Trust’s key management personnel was as follows:

Years ended December 31,	2024	2023
Salaries, incentives and short-term benefits	$5,383	$5,649
Unit-based compensation expense including fair value adjustments	2,807	2,959
	$8,190	$8,608

19.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the consolidated combined financial statements. However, actual outcomes may differ from management's expectations.

(b) As at December 31, 2024, the Trust's contractual commitments totaled $12.1 million which are primarily comprised of costs to complete its ongoing construction and development projects.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $139.9 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $149.8 million (US$104.0 million), of which $75.8 million (US$52.6 million) was outstanding as at December 31, 2024. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the consolidated combined balance sheets.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these potential commitments or contingencies, individually or in aggregate, would have a material impact on the consolidated combined financial statements.
132 Granite REIT 2024

20.	SUBSEQUENT EVENTS

(a) Subsequent to December 31, 2024, the Trust declared distributions for January 2025 of $17.6 million or $0.2833 per unit and distributions for February 2025 of $0.2833 per unit (note 10) .

(b) Subsequent to December 31, 2024, Granite repurchased 459,100 units under the NCIB at an average unit cost of $68.75 for total consideration of $31.6 million, excluding commissions and taxes on net repurchases of units.

(c) On February 4, 2025, Granite LP completed an offering of $300.0 million aggregate principal amount of Series 10 senior unsecured debentures bearing interest at Daily Compounded CORRA plus 0.77% per annum, payable quarterly in arrears, and maturing on December 11, 2026 (the "2026 Debentures"). The 2026 Debentures are guaranteed by Granite REIT and Granite GP.

On February 4, 2025, Granite LP repaid in full, without penalty, the outstanding $300.0 million aggregate principal amount of the December 2026 Term Loan, which had a maturity date of December 11, 2026, using the net proceeds from the offering of the 2026 Debentures.
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REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Robert D. Brouwer Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2024 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Data Analysis and Retrieval Plus (SEDAR+), which can be accessed at www.sedarplus.ca. Other required securities filings can also be found on EDGAR and SEDAR+.

134 Granite REIT 2024

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com